August 31, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

Re:
Comment Letters dated August 6, 2009 concerning Form 10-K filed March 16, 2009, as amended April 30, 2009, Form 10-Q for the quarterly period ended March 31, 2009 and Preliminary Proxy Statement filed July 28, 2009

Dear Mr. Spirgel:

On behalf of Radio One, Inc. (the “Company”), we are providing the following responses to those certain Comment Letters dated August 6, 2009 concerning our Form 10-K filed March 16, 2009, as amended April 30, 2009, Form 10-Q For the Quarterly Period Ended March 31, 2009 (the “Periodic Reports Letter”) and our Preliminary Proxy Statement filed July 28, 2009 (the “Proxy Letter”), all File No. 000-25969 (together, the “Comment Letters” and each a “Comment Letter”).  We note that, while referenced in the Periodic Reports Letter, at the time of the Periodic Reports Letter we had not filed any report for the Quarterly Period Ended June 30, 2009.  As the Periodic Reports Letter included each of the comments contained in the Proxy letter, we have responded to both Comment Letters in this response. The responses set forth below are numbered to correspond to the comments in the Periodic Reports Letter, which have been reproduced (or summarized or paraphrased in certain instances) for ease of reference.  Where applicable, the numbering following each comment corresponds to the numbering in the Proxy Letter.  Our responses generally incorporate sample disclosures revised from our Form 10-K or Proxy Statement where appropriate. We will incorporate the responses and similar revised disclosures (as updated accordingly) into future quarterly and annual filings.

1.     We note your [risk factors] disclosure on page 13 and in the notes to the financial statements on page F-9 discussing the company’s significant customers, as measured by percentage of total revenues.  We note sales to one customer represented more than 10% of your total revenues in fiscal years 2008, 2007, and 2006.  Please identify customers whose sales generate 10% or more of the company’s revenues, as appropriate.  Refer to Item 101(c)(1)(viii) of Regulation S-K.  In addition, please file material contracts with the customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company will revise the disclosure in Part II, Item 1A, Risk Factors as follows.  The Company intends to make similar disclosures in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

We derive a significant portion of our revenue from a single customer.

We derive a significant portion of our net revenue from a single customer, Radio Networks, LLC (“Radio Networks”), a media representation firm which is owned by Citadel Broadcasting Corporation (“Citadel”).  Reach Media, Inc. (“Reach Media”), a subsidiary of which the Company owns 51%, derives a substantial majority of its net revenue from a sales representative agreement (the “Sales Representation Agreement”) with Radio Networks.  The Sales Representation Agreement calls for Radio Networks to act as Reach Media’s sales representative primarily for advertising airing on over 105 affiliate radio stations broadcasting the Tom Joyner Morning Show, and to also serve as its sales representative for internet and events sales.  The Sales Representation Agreement provides for Radio Networks to retain a portion of Reach Media’s advertising revenues only after satisfying certain minimum revenue guarantee obligations to Reach Media. Further, but to a lesser extent, in accordance with Emerging Issues Task Force ("EITF") No. 99-17, “Accounting for Advertising Barter Transactions,” revenue for Company owned radio stations is also generated from Radio Networks for barter agreements whereby the Company provides advertising time in exchange for programming content (the “RN Barter Revenue”).  As a result of our 51% ownership of Reach Media, we consolidate net revenue derived by Reach Media from the Sales Representation Agreement into our financial statements.  Net revenue attributable to the Sales Representation Agreement and the RN Barter Revenue began to account for more than 10% of our total consolidated net revenues as of the fiscal year ended December 31, 2006, and during the years ended December 31, 2008, 2007 and 2006 accounted for 10.5%, 10.9% and 10.8%, respectively, of our total consolidated net revenues.  The Sales Representation Agreement commenced January 2003, and in June 2007 Citadel assumed the Sales Representation Agreement as a result of its purchase of ABC Radio Networks from The Walt Disney Company.  If Radio Networks were to cease or substantially alter its relationship with us under the Sales Representation Agreement, it could have a material adverse affect on our business, operating results and financial condition.  The Sales Representation Agreement expires December 31, 2009, and our ability to replace or renew this agreement with substantially similar terms is not guaranteed. There is no assurance that we would be able to replace this lost net revenue with revenues from new or other existing customers. In addition, any impact from the current global financial crisis and the deteriorating U.S. economy on the business of this customer, or its ability to meet its financial obligations, could potentially have a material adverse affect on our business during the term of the agreement.

The Company disclosed the following in Note 1 – Organization and Summary of Significant Accounting Policies, in the notes to its consolidated financial statements as part of its 2008 year end report on Form 10-K/A:

Also in accordance with the disclosure requirements of Statement of Position (“SOP”) No. 94-6, “Disclosure of Certain Significant Risks and Uncertainties,” regarding revenue from major customers, a significant portion of our revenue is derived from a single customer within the radio broadcasting segment. During the years ended December 31, 2008, 2007 and 2006, we derived 10.5%, 10.9% and 10.8%, respectively, of our total consolidated net revenues from that customer. The contract with this customer expires December 31, 2009. The Company has no other single customer from which it derives 10.0% or more of its total consolidated net revenue.

In accordance with paragraph .24 of the referenced SOP, disclosure of concentrations meeting the criteria of paragraph .21 should include information that is adequate to inform users of the general nature of the risk associated with the concentration. However, providing the specific customer name is not necessary to inform the users of the general nature of the risk associated with a concentration of revenue with a particular customer.

The Sales Representation Agreement was acquired wholly in connection with our acquisition of Reach Media in February 2005, and was not any part of the registrant’s business prior to that point, and remains relevant only to the business of Reach Media.  As noted in the risk factor, under the Sales Representation Agreement, Radio Networks acts as Reach Media’s sales representative primarily for advertising airing on or in connection with the Tom Joyner Morning Show.  At that time of the acquisition of Reach Media, net revenue attributable to the Sales Representation Agreement and the RN Barter Revenue did not account for more than 10% of our total consolidated net revenues and the Company deemed the Sales Representation Agreement to be a contract made in the ordinary course and not one upon which the registrant’s business is substantially dependent under Item 601(b)(10)(ii)(B) of Regulation S-K.  As noted in Note 3 -  Disposition of Assets and Discontinued Operations, in our Form 10-K for the year ended December 31, 2007, from December 2006 through the year ended December 31, 2007, we disposed of 18 stations in five markets pursuant to our strategic radio asset disposition plan.  One of the effects of these dispositions was a reclassification of certain net revenues from continuing operations to discontinued operations, thus lowering our total consolidated net revenues.  This reduction in our total consolidated net revenues changed the denominator in our significant customer calculation beginning with the filing of our Form 10-K for the fiscal year ended December 31, 2007, filed February 29, 2008 (“2007 Form 10-K”).  This change resulted in our inclusion of the disclosure you referenced (in our risk factors and in the notes to the financial statements) discussing the Company’s significant customers, as measured by percentage of total consolidated revenues.  Only as of the filing date for the 2007 Form 10-K, which was February 29, 2008, and as a direct result of the reclassification of certain net revenues from continuing operations to discontinued operations did we make the determination that Radio Networks had become a significant customer in relation to the Sales Representation Agreement.  However, the nature of our relationship with Radio Networks had not changed in any manner and we continued in the determination that the Sales Representation Agreement was a contract in the ordinary course of our business and, as the agreement relates only to the business of Reach Media, that the Sales Representation Agreement is not a contract upon which the registrant’s business is substantially dependent upon. In examining “substantial dependence” with respect to our business, one must note that Radio Networks does not serve as sales agent across our various other media properties, including but not limited to our other syndicated programming, our 53 broadcast stations located in 16 urban markets in the United States or our complementary media properties such as our cable, print and online media interests.

The determination that we are not substantially dependent upon the Sales Representation Agreement is further based on the fact that Radio Networks only serves as sales agent for Reach Media’s advertising inventory.  Radio Networks is a sales agent, not an end-user advertiser seeking an advertising relationship with Tom Joyner or the Tom Joyner Show.  Reach Media retains full ownership over the programming, content and distribution over the Tom Joyner Show.  While we do utilize Radio Networks in our sales efforts for Reach Media, in the event this relationship did not continue, we could redeploy our existing internal sales resources to sell Reach Media’s inventory or hire another sales representative on an exclusive or non-exclusive basis.  While there may be a “ramping up” phase to the sales process, sales of media inventory are ultimately more determined by advertisers wishing to sponsor a particular show or seeking to target a specific demographic.  Show ratings and programming content are also key factors in the sales process.  As noted in Part 1, Item 1 Sales, Marketing and Events of both our 2007 Form 10-K and our Form 10-K/A for the year ended December 31, 2008, we hire and deploy large teams of sales professionals for each of our media properties or media clusters. We utilize various sales strategies to sell and market our properties on a stand-alone basis, in combination with other properties within a given market, and across our various media properties, where appropriate.  To allow marketers to reach our audience across all of our platforms (radio, television, online and print) in an efficient way, we recently launched One Solution, an internal cross-platform/brand sales and marketing effort which allows top tier advertisers to take full advantage of our complete suite of offerings through a one-stop shop approach. For all of the above reasons, we came to the conclusion that under Item 601(b)(10), the Sales Representation Agreement was a contract made in the ordinary course and not one upon which Radio One’s business is substantially dependent upon.  Thus, we made the determination that the filing of the Sales Representation Agreement as an exhibit to the 2007 Form 10-K was not required.  For all of the above reasons, the Company maintains its position that the Sales Representation Agreement is an ordinary course agreement and not one upon which Radio One’s business is substantially dependent upon.

2.    We note that you disclose [in the Liquidity and Capital Resources Section on page 31] and in Note 9 to the financial statements the required ratios for your material debt covenants; however, you should disclose and explain the actual ratios as of each reporting date versus minimum/maximum ratios/amounts permitted for such covenants.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  Please show the specific calculation used to arrive at the actual ratios.

Response:  We will expand our Liquidity and Capital Resources section and the notes to our consolidated financial statements substantially as follows.  The Company intends to make similar disclosures in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

        Liquidity and Capital Resources

Our primary source of liquidity is cash provided by operations and, to the extent necessary, borrowings available under our credit facilities and other debt or equity financing.

In June 2005, the Company entered into a credit agreement with a syndicate of banks (the “Credit Agreement”). Simultaneous with entering into the Credit Agreement, the Company borrowed $437.5 million to retire all outstanding obligations under its previous credit agreement. The Credit Agreement was amended in April 2006 and September 2007 to modify certain financial covenants and other provisions. The Credit Agreement expires the earlier of (a) six months prior to the scheduled maturity date of the 8 7/8% Senior Subordinated Notes due July 1, 2011 (unless the 8 7/8% Senior Subordinated Notes have been repurchased or refinanced prior to such date) or (b) June 30, 2012. The total amount available under the Credit Agreement is $800.0 million, consisting of a $500.0 million revolving facility and a $300.0 million term loan facility. Borrowings under the credit facilities are subject to compliance with certain provisions including but not limited to financial covenants. The Company may use proceeds from the credit facilities for working capital, capital expenditures made in the ordinary course of business, its common stock repurchase program, permitted direct and indirect investments and other lawful corporate purposes. The Credit Agreement contains affirmative and negative covenants that the Company must comply with, including (a) maintaining an interest coverage ratio of no less than 1.90 to 1.00 from January 1, 2006 to September 13, 2007, and no less than 1.60 to 1.00 from September 14, 2007 to June 30, 2008, and no less than 1.75 to 1.00 from July 1, 2008 to December 31, 2009, and no less than 2.00 to 1.00 from January 1, 2010 to December 31, 2010, and no less than 2.25 to 1.00 from January 1, 2011 and thereafter, (b) maintaining a total leverage ratio of no greater than 7.00 to 1.00 beginning April 1, 2006 to September 13, 2007, and no greater than 7.75 to 1.00 beginning September 14, 2007 to March 31, 2008, and no greater than 7.50 to 1.00 beginning April 1, 2008 to September 30, 2008, and no greater than 7.25 to 1.00 beginning October 1, 2008 to June 30, 2010, and no greater than 6.50 to 1.00 beginning July 1, 2010 to September 30, 2011, and no greater than 6.00 to 1.00 beginning October 1, 2011 and thereafter, (c) maintaining a senior leverage ratio of no greater than 5.00 to 1.00 beginning June 13, 2005 to September 30, 2006, and no greater than 4.50 to 1.00 beginning October 1, 2006 to September 30, 2007, and no greater than 4.00 to 1.00 beginning October 1, 2007 and thereafter, (d) limitations on liens, (e) limitations on the sale of assets, (f) limitations on the payment of dividends, and (g) limitations on mergers, as well as other customary covenants. The Company was in compliance with all debt covenants as of December 31, 2008. Actual ratios as of December 31, 2008, calculated in accordance with the Credit Agreement dated June 13, 2005, as amended, are as follows:

	As of December 31, 2008		Covenant Limit		Cushion

PF LTM Covenant EBITDA (In millions)	$109.9

PF LTM Interest Expense (In millions)	$57.3

Senior Debt (In millions)	$372.5
Total Debt (In millions)	$676.4

Senior Secured Leverage
Senior Secured Debt/Covenant EBITDA	3.39	x	4.00	x	0.61	x

Total Leverage
Total Debt / Covenant EBITDA	6.14	x	7.25	x	1.11	x

Interest Coverage
Covenant EBITDA / Interest Expense	1.92	x	1.75	x	0.17	x

EBITDA = Earnings before interest, taxes, depreciation and amortization
LTM = Last twelve months
PF = Pro forma

At the date of the filing of this Form 10-K and based on its most recent projections, the Company's management believes it will be in compliance with all debt covenants through the end of fiscal year 2009. Based on its fiscal year end 2007 excess cash flow calculation, the Company made a debt principal prepayment of approximately $6.0 million in May 2008. For the year ended December 31, 2008, no excess cash calculation was required and therefore, no payment was required.

    Under the terms of the Credit Agreement, upon any breach or default under either the 8 7/8% Senior Subordinated Notes due July 2011or the 6 3/8% Senior Subordinated Notes due February 2013, the lenders could among other actions immediately terminate the Credit Agreement and declare the loans then outstanding under the Credit Agreement to be due and payable in whole immediately.  Similarly, under the 8 7/8% Senior Subordinated Notes and the 6 3/8% Senior Subordinated Notes, a default under the terms of the Credit Agreement would constitute an event of default, and the trustees or the holders of at least 25% in principal amount of the then outstanding notes (under either class) may declare the principal of such class of note and interest to be due and payable immediately.

      Interest payments under the terms of the Credit Agreement are due based on the type of loan selected. Interest on alternate base rate loans as defined under the terms of the Credit Agreement is payable on the last day of each March, June, September and December. Interest due on the London Interbank Offered Rate (“LIBOR”) loans is payable on the last day of the interest period applicable for borrowings up to three months in duration, and on the last day of each March, June, September and December for borrowings greater than three months in duration. In addition, quarterly installments of principal on the term loan facility are payable on the last day of each March, June, September and December commencing on September 30, 2007 in a percentage amount of the principal balance of the term loan facility outstanding on September 30, 2007, net of loan repayments, of 1.25% between September 30, 2007 and June 30, 2008, 5.0% between September 30, 2008 and June 30, 2009, and 6.25% between September 30, 2009 and June 30, 2012. Based on the $194.0 million net principal balance of the term loan facility outstanding on September 30, 2007, quarterly payments of $9.7 million are payable between September 30, 2008 and June 30, 2009, and $12.1 million between September 30, 2009 and June 30, 2012.

Interest payments under the terms of the 6 3/8% and the 8 7/8% Senior Subordinated Notes are due in February and August, and January and July of each year, respectively. For the $200.0 million principal balance of the 6 3/8% Senior Subordinated Notes outstanding on December 31, 2008, interest payments of approximately $6.4 million are payable each February and August through February 2013. For the $104.0 million principal balance of the 8 7/8% Senior Subordinated Notes outstanding on December 31, 2008, interest payments of approximately $4.6 million are payable each January and July through July 2011.

During the year ended December 31, 2008, we borrowed approximately $227.0 million from our credit facility to fund the repurchase of our 8 7/8% Senior Subordinated Notes due July 2011, the repurchase of Company stock and the acquisitions of CCI and WPRS-FM, and repaid approximately $170.3 million primarily from the proceeds of the sale of our Los Angeles station in May 2008 and cash generated from operations.

As of December 31, 2008, we had approximately $293.5 million of borrowing capacity. Taking into consideration the financial covenants under the Credit Agreement, approximately $25.9 million of that amount was available for borrowing.  The amount available for borrowing could increase to the extent the funds are used to repurchase 8 7/8% Senior Subordinated Notes due July 2011.  Both the term loan and the revolving facilities bear interest, at our option, at a rate equal to either (i) LIBOR plus a spread that ranges from 0.63% to 2.25%, or (ii) the prime rate plus a spread of up to 1.25%. The amount of the spread varies depending on our leverage ratio. We also pay a commitment fee that varies depending on certain financial covenants and the amount of unused commitment, up to a maximum of 0.375% per annum on the unused commitment of the revolving facility.

The Credit Agreement requires the Company to protect itself from interest rate fluctuations using interest rate hedge agreements. As a result, we have entered into various fixed rate swap agreements designed to mitigate our exposure to higher floating interest rates. These swap agreements require that we pay a fixed rate of interest on the notional amount to a bank and that the bank pays to us a variable rate equal to three month LIBOR. As of December 31, 2008, we had two swap agreements in place for a total notional amount of $50.0 million, and the periods remaining on these two swap agreements range in duration from 17.5 to 41.5 months.

Our credit exposure under the swap agreements is limited to the cost of replacing an agreement in the event of non-performance by our counter-party; however, we do not anticipate non-performance. All of the swap agreements are tied to the three month LIBOR, which may fluctuate significantly on a daily basis. The valuation of each swap agreement is affected by the change in the three month LIBOR and the remaining term of the agreement. Any increase in the three month LIBOR results in a more favorable valuation, while a decrease results in a less favorable valuation.

The Company conducts a portion of its business through its subsidiaries. All of the Company’s restricted subsidiaries (“Subsidiary Guarantors”) have fully and unconditionally guaranteed the Company’s 8 7/8% Senior Subordinated Notes due July 2011, the 6 3/8% Senior Subordinated Notes due February 2013, and the Company’s obligations under the Credit Agreement.

The following table summarizes the interest rates in effect with respect to our debt as of December 31, 2008:

Type of Debt	Amount Outstanding	Applicable Interest Rate
	(In millions)

Senior bank term debt (swap matures June 16, 2010)(1)	$25,000	6.27%
Senior bank term debt (swap matures June 16, 2012)(1)	$25,000	6.47%
Senior bank term debt (subject to variable interest rates)(2)	$114,701	4.81%
Senior bank revolving debt (subject to variable interest rates)(3)	$206,500	5.40%
8 7/8% Senior Subordinated Notes (fixed rate)	$103,951	8.88%
6 3/8% Senior Subordinated Notes (fixed rate)	$200,000	6.38%

(1)
A total of $50.0 million is subject to fixed rate swap agreements that became effective in June 2005. Under our fixed rate swap agreements, we pay a fixed rate plus a spread based on our leverage ratio, as defined in our Credit Agreement. That spread is currently set at 2.25% and is incorporated into the applicable interest rates set forth above.

(2)	Subject to rolling three month LIBOR plus a spread currently at 2.25%, which is incorporated into the applicable interest rate set forth above.

(3)	Subject to the prime rate plus a spread currently at 1.25% and rolling three month and six month LIBOR plus a spread currently at 2.25%, which is incorporated into the applicable interest rate set forth above.

In February 2005, we completed the private placement of $200.0 million 6 3/8% Senior Subordinated Notes due February 2013, realizing net proceeds of approximately $195.3 million. We recorded approximately $4.7 million in deferred offering costs, which are being amortized to interest expense over the life of the related notes using the effective interest rate method. The net proceeds of the offering, in addition to borrowings of $110.0 million under our previous revolving credit facility, and available cash, were primarily used to redeem our previously outstanding convertible preferred stock in an amount of $309.8 million. In October 2005, the 6 3/8% Senior Subordinated Notes were exchanged for an equal amount of notes registered under the Securities Act of 1933, as amended (the “Securities Act”).

In 2001, we issued $300.0 million 8 7/8% Senior Subordinated Notes due July 2011. At that time the Company recorded approximately $8.2 million in deferred offering costs which are being amortized to interest expense over the life of the notes using the effective interest rate method.

The indentures governing our senior subordinated notes require that we comply with certain financial covenants limiting our ability to incur additional debt. Such terms also place restrictions on us with respect to the sale of assets, liens, investments, dividends, debt repayments, capital expenditures, transactions with affiliates, consolidation and mergers, and the issuance of equity interests, among other things. Our Credit Agreement also requires compliance with financial tests based on financial position and results of operations, including leverage ratios and an interest coverage ratio, all of which could effectively limit our ability to borrow under the Credit Agreement or to otherwise raise funds in the debt market. The Company was in compliance with all covenants as of December 31, 2008. At the date of the filing of this Form 10-K/A and based on current projections, the Company's management believes it will be in compliance with all covenants through the end of fiscal year 2009.

The following table provides a comparison of our statements of cash flows for the years ended December 31, 2008 and 2007:

	2008	2007
	(In thousands)

Net cash flows from operating activities	$13,832	$44,014
Net cash flows from investing activities	66,031	78,468
Net cash flows used in financing activities	(81,821)	(130,641)

Net cash flows provided from operating activities were approximately $13.8 million for the year ended December 31, 2008 compared to net cash flows provided from operating activities of approximately $44.0 million for the year ended December 31, 2007. Net cash flows from operating activities for the year ended December 31, 2008 decreased from the prior year due primarily to a decrease in the Company’s operating income (excluding the impact of impairment charges recognized on the Company’s long-lived assets), a decrease in cash flows from discontinued operations and a decrease in working capital balances, all of which were partially offset by the gain recognized on the retirement of debt.

Net cash flows provided from investing activities were approximately $66.0 million and $78.5 million for the year ended December 31, 2008 and 2007, respectively. Capital expenditures, including digital tower and transmitter upgrades, and deposits for station equipment and purchases were approximately $12.6 million and $10.2 million for the years ended December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, we sold the stations in our Los Angeles and Miami markets and received proceeds of approximately $150.2 million.  During the same period we acquired CCI and closed on our acquisition of WPRS-FM using approximately $70.4 million in net borrowings.  The Company received approximately $104.0 million in proceeds from completing the sales of certain radio stations in the Louisville, Dayton and Minneapolis markets during the year ended December 31, 2007. We also funded approximately $14.6 million of our investment commitment in TV One for the year ended December 31, 2007, for which there was no corresponding investment in 2008.

Net cash flows used in financing activities were approximately $81.8 million and $130.6 million for the year ended December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007, respectively, we borrowed approximately $227.0 million and $0.0 million from our credit facility and repaid approximately $292.1 million and $124.7 million in outstanding debt.  During the year ended December 31, 2008 we repurchased approximately $196.0 million of our 8 7/8% Senior Subordinated Notes due July 2011 for approximately $120.8 million and approximately $12.1 million of our Class A and Class D comon stock. Reach Media also paid approximately $6.4 million and $2.9 million in dividends to noncontrolling interest shareholders for the years ended December 31, 2008 and 2007, respectively.

From time to time we consider opportunities to acquire additional radio stations, primarily in the top 50 African-American markets, and to make strategic acquisitions, investments and divestitures. In June 2008, the Company purchased the assets of WPRS-FM, a radio station located in the Washington, DC metropolitan area for approximately $38.0 million.  Since April 2007 and up until closing, the station had been operated under an LMA, and, hence, the results of its operations had been included in the Company’s consolidated financial statements.  The station was consolidated with the Company’s existing Washington, DC operations in April 2007.  This purchase was funded from borrowings under our credit facilities of $35.0 million. In April 2008, we acquired CCI, an online social networking company, for $38.0 million in cash, and we borrowed $34.0 million from our credit facility to close this transaction. In July 2007, we acquired the assets of WDBZ-AM, a radio station located in the Cincinnati metropolitan area, for approximately $2.6 million in seller financing. Up until closing in July 2007, we had been operating WDBZ-AM pursuant to an LMA since August 2001. Other than our agreement with an affiliate of Comcast Corporation, DIRECTV and other investors to fund TV One (the balance of our commitment was approximately $13.7 million at December 31, 2008) we have no other definitive agreements to acquire radio stations or to make strategic investments. In October 2007, the Company had committed (subject to the completion and execution of requisite legal documentation) to invest in QCP Capital Partners, L.P. (“QCP”). At that time the Company also had agreed to provide an unsecured working capital line of credit to QCP Capital Partners, LLC, the management company for QCP, in the amount of $775,000. As of December 31, 2008, the Company had provided $457,000 under the line of credit. In December 2008, the Company made a determination that there was a substantial likelihood that QCP would not be able to proceed successfully with its fundraising and, therefore, the Company was unlikely to recover any of the amounts provided to QCP Capital Partners, LLC pursuant to the October 2007 line of credit agreement. As a result, in December 2008, the Company wrote off the full amount outstanding under the line of credit agreement. No further investments in, or loans to, QCP are anticipated to be made in the foreseeable future.

We anticipate that any future acquisitions or strategic investments will be financed through funds generated from operations, cash on hand, draws from our existing credit facilities, equity financings, permitted debt financings, debt financings through unrestricted subsidiaries or a combination of these sources. However, there can be no assurance that financing from any of these sources, if available, will be available on favorable terms.

As of December 31, 2008, we had two standby letters of credit totaling $550,000 in connection with our annual insurance policy renewals. In addition, we had a letter of credit of $295,000 in connection with a contract that we inherited as part of the acquisition of CCI. In January 2009, we issued a letter of credit in the amount of $200,000 for a sponsorship event. To date, there has been no activity on any of these letters of credit.

Our ability to meet our debt service obligations and reduce our total debt, our ability to refinance the 8 7/8% Senior Subordinated Notes due July 2011 or prior to their scheduled maturity date, and our ability to refinance the 6 3/8% Senior Subordinated Notes due February 2013 or prior to their scheduled maturity date, will depend upon our future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond our control. In the next 12 months, our principal liquidity requirements will be for working capital, continued business development, strategic investment opportunities and for general corporate purposes, including capital expenditures.

The Company continually projects its anticipated cash needs, which include its operating needs, capital requirements, the TV One funding commitment and principal and interest payments on its indebtedness. Management’s most recent operating income and cash flow projections considered the current economic crisis, which has reduced advertising demand in general, as well as the limited credit environment. As of the filing of this Form 10-K/A, management believes the Company can meet its liquidity needs through the end of fiscal year 2009 with cash and cash equivalents on hand, projected cash flows from operations and, to the extent necessary, through its borrowing capacity under the Credit Agreement, which was approximately $25.9 million at December 31, 2008. Based on these projections, management also believes the Company will be in compliance with its debt covenants through the end of fiscal year 2009. However, a continued worsening economy, or other unforeseen circumstances, may negatively impact the Company’s operations beyond those assumed in its projections. Management considered the risks that the current economic conditions may have on its liquidity projections, as well as the Company’s ability to meet its debt covenant requirements. If economic conditions deteriorate unexpectedly to an extent that we could not meet our liquidity needs or it appears that noncompliance with debt covenants is likely to result, the Company would implement several remedial measures, which could include further operating cost and capital expenditure reductions, and further de-leveraging actions, which may include repurchases of discounted senior subordinated notes and other debt repayments. If these measures are not successful in maintaining compliance with our debt covenants, the Company would attempt to negotiate for relief through an amendment with its lenders or waivers of covenant noncompliance, which could result in higher interest costs, additional fees and reduced borrowing limits. There is no assurance that the Company would be successful in obtaining relief from its debt covenant requirements in these circumstances. Failure to comply with our debt covenants and a corresponding failure to negotiate a favorable amendment or waivers with the Company’s lenders could result in the acceleration of the maturity of all the Company’s outstanding debt, which would have a material adverse effect on the Company’s business and financial position.

3.     We note that [on page 34] goodwill accounted for 12% of total assets as of December 31, 2008.  In addition to your disclosure of the number of significant risk factors disclosed under Item 1A on page 12, we note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  As a result of your impairment test of your reporting units as of December 31, 2008, you determined that 94% of your remaining goodwill balance was not impaired.  In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure of your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 for each significant reporting unit.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsection Goodwill Valuation Results. The Company intends to make similar disclosures in the notes to its consolidated financial statements in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and explain the reasons for such changes.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsection Goodwill Valuation Results. The Company intends to make similar disclosures in the notes to its consolidated financial statements in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of our reporting units in your impairment analysis.  For example, if you utilize the discounted cash flows approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration or any market risk premiums.  In addition, we believe your disclosures should address your estimates of future cash flows as follows:

o
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

o	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

o
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsections Valuation of Goodwill and Goodwill Valuation Results and revised disclosures for Critical Accounting Policies and Estimates, subsections Valuation of Goodwill and Sensitivity Analysis. The Company intends to make similar disclosures in the notes to its consolidated financial statements and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively. The disclosures will be updated, as appropriate for changes in facts and circumstances.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsection Valuation of Goodwill and revised disclosures for Critical Accounting Policies and Estimates, subsection Valuation of Goodwill. The Company intends to make similar disclosures in the notes to its consolidated financial statements and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively. The disclosures will be updated, as appropriate for changes in facts and circumstances.

4.    We note [on page 34] that the radio broadcasting licenses accounted for 68% of total assets as of December 31, 2008.  We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  In light of the significance of your radio broadcasting licenses balance, we expect robust and comprehensive disclosure of your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of the radio broadcasting licenses.  Specifically, we believe you should provide the following information:

•	Disclose the carrying value of the licenses for each significant unit of accounting.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsections Impairment Testing, Valuation of Broadcasting Licenses and Broadcasting Licenses Valuation Results, and revised disclosures for Critical Accounting Policies and Estimates, subsections Impairment Testing, Valuation of Broadcasting Licenses and Sensitivity Analysis. The Company intends to make similar disclosures in the notes to its consolidated financial statements and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively. The disclosures will be updated, as appropriate for changes in facts and circumstances.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset.  If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsection Valuation of Broadcasting Licenses and revised disclosures for Critical Accounting Policies and Estimates, subsection Valuation of Broadcasting Licenses. The Company intends to make similar disclosures in the notes to its consolidated financial statements and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively. The disclosures will be updated, as appropriate for changes in facts and circumstances.

•
Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test.  In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

Response: See response to Comment 6 below, specifically revised disclosures for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets, subsection Valuation of Broadcasting Licenses and revised disclosures for Critical Accounting Policies and Estimates, subsection Valuation of Broadcasting Licenses. The Company intends to make similar disclosures in the notes to its consolidated financial statements and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively. The disclosures will be updated, as appropriate for changes in facts and circumstances.

•
 Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percentage change in each of your assumptions.  For example, you should separately quantify the impact of a one percentage decline in your revenue growth rates, one percent decline in your net cash flows and a one percentage increase in your discount rate.

Response: See response to Comment 6 below, specifically revised disclosures for Critical Accounting Policies and Estimates, subsection Sensitivity Analysis. The Company intends to make similar disclosures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: See response to Comment 6 below, specifically revised disclosures for Critical Accounting Policies and Estimates, subsection Sensitivity Analysis. The Company intends to make similar disclosures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

5.     For each unit of accounting, supplementally tell us the carrying value of the licenses and the percentage cushion by which the fair value exceeds its carrying value.

Response: See response to Comment 6 below, specifically revised disclosures for Critical Accounting Policies and Estimates, subsection Sensitivity Analysis. The Company intends to make similar disclosures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively, updated, as appropriate for changes in facts and circumstances.

6.     We note [on page 34 and in Note 5 on page F-13] that you took $423 million goodwill and license impairment charges in the third and fourth quarter of fiscal 2008, and a $49 million license impairment charge in the first quarter of fiscal year 2009.  Discuss in management’s discussion and analysis your expectations regarding your future operating results and liquidity as a result of taking an impairment charge.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the license impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:  See revised disclosures below for Note 5 – Goodwill, Radio Broadcasting Licenses and Other Intangible Assets and revised disclosures for Critical Accounting Policies and Estimates. The Company intends to make similar disclosures in the notes to its consolidated financial statements and in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-Q and Form 10-K reports, beginning with the periods ended September 30, 2009 and December 31, 2009, respectively. The revised disclosures will be in substantially the form as below, and the disclosures will be updated, as appropriate for changes in facts and circumstances.

5.  GOODWILL, RADIO BROADCASTING LICENSES AND OTHER INTANGIBLE ASSETS

Impairment Testing

In the past, we have made acquisitions whereby a significant amount of the purchase price was allocated to radio broadcasting licenses, goodwill and other intangible assets. Effective January 1, 2002, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we do not amortize our radio broadcasting licenses and goodwill. Instead, we perform a test for impairment annually, or when events or changes in circumstances or other conditions suggest impairment may have occurred. Other intangible assets continue to be amortized on a straight-line basis over their useful lives. We perform our annual impairment test as of October 1 of each year. Given the economic downturn and limited credit environment, which has weakened advertising demand in general, and has led to declining radio revenues, reduced growth expectations, deteriorating profits and cash flows, debt downgrades and fewer sales transactions with lower multiples, we performed an interim impairment test as of August 31, 2008, in addition to the annual impairment test performed as of October 1, 2008. We will perform additional interim impairment assessments whenever triggering events suggest such testing for the recoverability of these assets is warranted. As a result of our assessment of the recoverability of all our intangible assets throughout 2008, we recorded an impairment charge for 11 of our 16 markets of approximately $423.2 million, with $337.9 million and $85.3 million recorded during the third and fourth quarters of 2008, respectively. During 2008, approximately $389.0 million, $31.0 million and $3.2 million in impairment charges, respectively, were recorded against broadcasting licenses, goodwill and other intangible assets. Impairment charges against broadcasting licenses of approximately $211.1 million were recorded in seven of our markets for the year ended December 31, 2007.

Valuation of Broadcasting Licenses

We utilize the services of a third-party valuation firm to provide independent analysis when evaluating the fair value of our reporting units. Fair value is estimated to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Effective January 1, 2002, we began using the income approach to test for impairment of broadcasting licenses and goodwill. We believe this method of valuation to be consistent with EITF D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” A projection period of 10 years is used, as that is the time horizon in which operators and investors generally expect to recover their investments. When evaluating our radio broadcasting licenses for impairment, the testing is done at the unit of accounting level as determined by EITF 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets.” In our case, each unit of accounting is a clustering of radio stations into one of our 16 geographical markets.  Broadcasting license fair values are based on the estimated after-tax discounted future cash flows of the applicable unit of accounting assuming an initial hypothetical start-up operation which possesses FCC licenses as the only asset. Over time, it is assumed the operation acquires other tangible assets such as advertising and programming contracts, employment agreements and going concern value, and matures into an average performing operation in a specific radio market. The income approach model incorporates several variables, including, but not limited to: (1) radio market revenue estimates and growth projections; (2) estimated market share and revenue for the hypothetical participant; (3) likely media competition within the market; (4) estimated start-up costs and losses incurred in the early years; (5) estimated profit margins and cash flows based on market size and station type; (6) anticipated capital expenditures; (7) probable future terminal values; (8) an effective tax rate assumption; and (9) a discount rate based on the weighted-average cost of capital for the radio broadcast industry. In calculating the discount rate, we considered: (1) the cost of equity, which includes estimates of the risk-free return, the long-term market return, small stock risk premiums and industry beta; (2) the cost of debt, which includes estimates for corporate borrowing rates and tax rates; and (3) estimated average percentages of equity and debt in capital structures.

The projections incorporated into our annual license valuations include assumptions relative to the prolonged economic recession and credit crisis, which has led to a further weakened, deteriorating and less profitable radio marketplace with reduced potential for growth and a higher cost of capital. Since its annual October 2007 assessment and between its interim August 2008 and annual October 2008 testing, the Company incorporated several more conservative estimates into its assumptions to reflect the deterioration in both the U.S. economy and the radio marketplace. Specifically, we raised the discount rate from a range of 9.0% to 9.5% for 15 markets to 10.0% and 10.5%, respectively, for the August 2008 and October 2008 assessments. In the final market, a discount rate of 11.1% was used in the annual October 2007 assessment. The 9.5% discount rate used for the annual October 2007 testing reflects a risk premium for growth uncertainty associated with certain markets and the 11.1% discount rate was used to arrive at the sales price quoted in a letter of intent for a certain station which was subsequently sold at the quoted price. We decreased our Year 1 radio marketplace growth from a range of 1.2% to 3.5% used in the annual October 2007 assessment to declines of (2.0)% and (8.0)%, respectively, for the August 2008 and October 2008 assessments. Industry growth rates can still vary significantly year to year based upon the even and odd numbered years in the projection period, which is reflective of what could be significant cyclical content for political advertising in the even numbered years. Our October 2008 annual testing assumed a slight recovery, with growth rates ranging from 0.3% to 0.5% in Year 2, which is fiscal year 2010. Growth rate ranges used for all years of the projection period for our October 2008 annual testing are shown below:

Annual 2008 Assessment	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6 – 10
Market Revenue Growth/Decline Rate or Rate Range	(8.0)%	0.3% - 0.5%	0.6% - 1.0%	0.9% - 1.5%	1.2% -2.0%	1.5% - 2.5%

Although the industry has responded to declining revenues with significant cost-cutting initiatives, profitability levels are still adversely impacted, as fixed costs represent a large component of a station’s operating costs. Depending on the given market, we lowered the maximum profit margin by 450 basis points between the annual October 2007 and interim August 2008 assessments, and lowered the minimum profit margin by 1,400 basis points between the interim August 2008 and annual October 2008 assessments. Since our annual October 2007 assessment, we have not made any changes to the methodology for valuing broadcasting licenses.

Below are other key assumptions used in the income approach model for estimating broadcasting licenses fair values for the impairment testing performed October 2007, August 2008 and October 2008.

Radio Broadcasting Licenses	October 1, 2007	August 31, 2008	October 1, 2008

Pre-tax impairment charge (In millions)	$211.1	$337.9	$51.1

Discount Rate	9.0% - 9.5% (a)	10.0%	10.5%
Year 1 Revenue Growth/Decline Rate or Rate Range	1.2% to 3.5%	(2.0)%	(8.0)%
Long-term Revenue Growth Rate Range (Years 6 – 10)	2.0% to 3.0%	1.5% - 2.5%	1.5% - 2.5%
Mature Market Share Range	5.6% to 27.6%	5.8% - 27.0%	1.2% - 27.0%
Operating Profit Margin Range	29.1% - 55.2%	34.0% - 50.7%	20.0% - 50.7%

(a)	Excludes the discount rate of 11.1% used for a certain market in order to arrive at the sales price quoted in a letter of intent for a certain station which was subsequently sold at the quoted price.

Broadcasting Licenses Valuation Results

The Company’s total broadcasting licenses carrying value was approximately $1.1 billion as of December 31, 2007 and decreased to $763.7 million as of December 31, 2008. The change was due to a decrease of approximately $389.0 million for license impairment charges recorded, which was partially offset by an increase of $34.0 million for the WPRS-FM acquisition. The table below represents the changes to the carrying values of the Company’s radio broadcasting licenses for the year ended December 31, 2008 for each unit of accounting. As noted above, each accounting unit is a clustering of radio stations into one geographical market. The units of accounting are not disclosed on a specific market basis so as to not make publicly available sensitive information that could be competitively harmful to the Company.

	Radio Broadcasting Licenses Carrying Balances
	As of			As of
Unit of Accounting	December 31, 2007	Acquisition	Impairment	December 31, 2008
		(In thousands)

Unit of Accounting 3	$1,289	$-	$-	$1,289
Unit of Accounting 2	3,063	-	-	3,063
Unit of Accounting 4	19,866	-	(8,648)	11,218
Unit of Accounting 5	43,692	-	(21,687)	22,005
Unit of Accounting 7	41,401	-	(18,824)	22,577
Unit of Accounting 14	41,055	-	(17,522)	23,533
Unit of Accounting 15	30,884	-	(6,929)	23,955
Unit of Accounting 11	36,901	-	(9,357)	27,544
Unit of Accounting 9	34,270	-	-	34,270
Unit of Accounting 6	60,372	-	(25,112)	35,260
Unit of Accounting 16	19,038	33,950	-	52,988
Unit of Accounting 13	97,698	-	(40,039)	57,659
Unit of Accounting 8	114,935	-	(39,494)	75,441
Unit of Accounting 12	110,896	-	(29,362)	81,534
Unit of Accounting 1	93,394	-	-	93,394
Unit of Accounting 10	369,993	-	(172,066)	197,927
Total	$1,118,747	$33,950	$(389,040)	$763,657

    Valuation of Goodwill

The impairment testing of goodwill is performed at the reporting unit level. We had 21 reporting units as of our interim August 2008 and annual October 2008 goodwill impairment assessments. For the purpose of valuing goodwill, the 21 reporting units consist of the 16 radio markets and five other business divisions. In testing for the impairment of goodwill, we also use the income approach. The approach involves a 10-year model with similar variables as described above for broadcasting licenses, except that the discounted cash flows are generally based on the Company’s estimated and projected market revenue, share and operating performance for its reporting units, instead of those for a hypothetical participant. We follow a two-step process to evaluate if a potential impairment exists for goodwill. The first step of the process involves estimating the fair value of each reporting unit. If the reporting unit’s fair value is less than its carrying value, a second step is performed as per the guidance of SFAS No. 141, “Business Combinations,” to allocate the fair value of the reporting unit to the individual assets and liabilities of the reporting unit in order to determine the implied fair value of the reporting unit’s goodwill as of the impairment assessment date. Any excess of the carrying value of the goodwill over the implied fair value of the goodwill is written off to reduce the reporting unit’s carrying value to its estimated fair value.

While our Company projections considered the recent three year revenue and cash flow declines experienced by the Company, those results may not be necessarily indicative of our future results. The October 2008 goodwill valuation assumptions which support the resulting cash flow projections include estimates we believe to be reflective of the current economic downturn and credit crisis. In comparison to our annual October 2007 and interim August 2008 assessments, our annual October 2008 testing included more conservative estimates. Specifically, for our radio market reporting units, we raised the discount rate from a range of 9.0% to 9.5% used for 15 markets in the annual October 2007 assessment to 10.0% and 10.5%, respectively, for the interim August 2008 and annual October 2008 assessments. In the final market, a discount rate of 11.1% was used in the annual October 2008 assessment. We decreased the radio marketplace Year 1 revenue growth rate from a range of 1.2% to 3.5% used in the annual October 2007 assessment to a rate of (2.0)% and (8.0)%, respectively, for the interim August 2008 and annual October 2008 assessments, which when combined with our own lowered Company projections, resulted in lower market share ranges. Our October 2008 annual testing assumed a slight recovery, with growth rates ranging from 0.3% to 0.5% in Year 2, which is fiscal year 2010. In addition, given the profit pressures resulting from declining revenues, and in spite of actual and projected cost savings, depending on the particular market, we also lowered the profit margin ranges by 400 to 2,650 basis points and by 100 to 300 basis points, respectively, between the annual October 2007 and interim August 2008 assessments and the interim August 2008 and annual October 2008 assessments. Since our October 2007 annual assessment, we have not made any changes to the methodology for valuing goodwill.

Below are other key assumptions used in the income approach model for estimating reporting unit fair values for the impairment assessments performed October 2007, August 2008 and October 2008.

Goodwill (Radio Market Reporting Units)	October 1, 2007	August 31, 2008	October 1, 2008

Pre-tax impairment charge (In millions)	$ -	$ -	$ 31.0

Discount Rate	9.0% - 9.5% (a) (b)	10.0%	10.5%
Year 1 Revenue Growth/Decline Rate or Rate Range	1.2% - 3.5%	(2.0)%	(8.0)%
Long-term Revenue Growth Rate Range (Years 6 – 10)	2.0% - 3.0%	1.5% - 2.5%	1.5% - 2.5%
Mature Market Share Range	6.5% - 15.8%	5.2% - 24.0%	1.1% - 23.0%
Operating Profit Margin Range	41.5% - 65.0%	15.0% - 61.0%	18.0% - 60.0%

(a)	Excludes the discount rate of 11.1% used for a certain market in order to arrive at the sales price quoted in a letter of intent for a station which was subsequently sold at the quoted price.
(b)	The 9.5% discount rate used for certain markets reflects a risk premium for growth uncertainty associated with those markets.

Below are key assumptions used in the income approach model for estimating the fair value for a radio syndication reporting unit for the annual October 2007 and 2008 assessments. When compared to the discount rates used for assessing radio market reporting units, the higher discount rate of 14.0% used in this assessment reflects a premium for a riskier and more broad media business, with a heavier concentration and significantly higher amount of programming content related intangible assets that are highly dependent on a certain on-air personality. No impairment indicators existed for this unit throughout 2008 to warrant interim testing.

Goodwill (Radio Syndication Reporting Unit)	October 1, 2007	October 1, 2008

Pre-tax impairment charge (In millions)	$ -	$ -

Discount Rate	14.0%	14.0%
Year 1 Revenue Growth Rate	5.2%	5.9%
Long-term Revenue Growth Rate (Years 6 – 10)	3.0%	2.5%
Operating Profit Margin Range	26.4 - 38.2%	27.2% - 31.3%

The above two goodwill tables reflect key valuation assumptions used for the 17 reporting units in our radio broadcasting segment. Of the remaining four reporting units, only CCI had any goodwill as of December 31, 2008. CCI was not tested for impairment in 2008, as we were still finalizing the purchase price accounting for this April 2008 acquisition during the fourth quarter of 2008.

Goodwill Valuation Results

The table below presents the changes in the Company’s goodwill carrying values for each of its 21 reporting units and two reportable segments. The Company’s goodwill balance decreased from approximately $146.2 million at December 31, 2007 to $137.1 million at December 31, 2008. The change was primarily due to the acquisitions of CCI and WPRS-FM, which resulted in increases of $20.8 million and $1.1 million, respectively, which were partially offset by approximately $31.0 million of impairment charges. Other than the CCI and WPRS-FM acquisitions, there were no changes to our reporting units, nor were there any changes to our methodology of allocating or valuing goodwill during 2008. As noted above, the 21 reporting units consist of the 16 radio markets plus five other business divisions. The actual reporting units are not disclosed so as to not make publicly available sensitive information that could potentially be competitively harmful to the Company.

	Goodwill Carrying Balances
	As of			As of
Reporting Unit	December 31, 2007	Acquisition	Impairment	December 31, 2008
		(In thousands)

Reporting Unit 3	$-	$-	$-	$-
Reporting Unit 4	528	-	(528)	-
Reportting Unit 8	373	-	(373)	-
Reporting Unit 9	23,525	-	(23,525)	-
Reporting Unit 15	379	-	(379)	-
Reporting Unit 2	406	-	-	406
Reporting Unit 14	628	-	-	628
Reporting Unit 6	928	-		928
Reporting Unit 10	2,081	-	-	2,081
Reporting Unit 13	2,491	-	-	2,491
Reporting Unit 12	2,915	-	-	2,915
Reporting Unit 11	3,791	-	-	3,791
Reporting Unit 16	3,317	1,125	-	4,442
Reporting Unit 5	9,623	-	(4,549)	5,074
Reporting Unit 7	14,509	-	(1,622)	12,887
Reporting Unit 19	30,468	-	-	30,468
Reportting Unit 1	50,193	-	-	50,193
Radio Broadcasting Segment	146,155	1,125	(30,976)	116,304

Reporting Unit 20	-	-	-	-
Corporate/Eliminations/Other Segment	-	-	-	-

Reporting Unit 17	-	-	-	-
Reporting Unit 21	-	-	-	-
Reporting Unit 18	-	20,790	-	20,790
Internet/Publishing Segment	-	20,790	-	20,790

Total	$146,155	$21,915	$(30,976)	$137,094

In arriving at the estimated fair values for radio broadcasting licenses and goodwill, we also performed a reasonableness test on the fair value results by calculating our implied multiple based on our enterprise cash flow projections and our estimated fair values. As a result of conducting our impairment analysis, we arrived at an average multiple of 10.4 times the reporting unit’s cash flow, which is comparable to the average multiple for 2008 radio station sale transactions.

Intangible Assets Excluding Goodwill and Radio Broadcasting Licenses

    Other intangible assets, excluding goodwill and radio broadcasting licenses, are being amortized on a straight-line basis over various periods. Other intangible assets consist of the following:

	December 31,		Period of
	2008	2007	Amortization
		(As Adjusted – See Note 1)
	(In thousands)
Trade names	$17,109	$16,848	2-5 Years
Talent agreement	19,549	19,549	10 Years
Debt financing costs	15,586	20,850	Term of debt
Intellectual property	13,011	14,532	4-10 Years
Affiliate agreements	7,769	7,769	1-10 Years
Acquired income leases	1,282	-	3-9 Years
Non-compete agreements	1,260	210	1-3 Years
Advertiser agreements	6,613	-	2-7 Years
Favorable office and transmitter leases	3,655	4,296	2-60 Years
Brand names	2,539	-	2.5 Years
Other intangibles	1,241	1,145	1-5 Years
	89,614	85,199
Less: Accumulated amortization	(45,397)	(39,781)
Other intangible assets, net	$44,217	$45,418

    Amortization expense of intangible assets for the years ended December 31, 2008, 2007 and 2006 was approximately $7.3 million, $4.9 million and $4.6 million, respectively. The amortization of deferred financing costs was charged to interest expense for all periods presented. The amount of deferred financing costs included in interest expense for the years ended December 31, 2008, 2007 and 2006 was approximately $2.6 million, $2.2 million and $2.1 million, respectively.

     The following table presents the Company’s estimate of amortization expense for each of the five succeeding years for intangible assets, excluding deferred financing costs:

(In thousands)

2009	$8,939
2010	$7,241
2011	$6,201
2012	$5,918
2013	$4,843

Actual amortization expense may vary as a result of future acquisitions and dispositions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Impairment Testing

    We have made several radio station acquisitions in the past for which a significant portion of the purchase price was allocated to goodwill and radio broadcasting licenses. Goodwill exists whenever the purchase price exceeds the fair value of tangible and identifiable intangible net assets acquired in business combinations. As of December 31, 2008, we had approximately $763.7 million in broadcast licenses and $137.1 million in goodwill, which totaled $900.8 million, and represented approximately 80.0% of our total assets. Therefore, we believe estimating the fair value of goodwill and radio broadcasting licenses is a critical accounting estimate because of the significance of their carrying values in relation to our total assets. During the third and fourth quarters of 2008, we recorded approximately $420.0 million in broadcasting and goodwill impairment charges for 11 of our 16 radio markets. For the year ended December 31, 2007, we recorded approximately $211.1 million in broadcasting license impairment charges in seven of our markets. Significant impairment charges have been a recent trend experienced by media companies in general, and is not unique to us.

   Effective January 1, 2002, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we discontinued amortizing broadcasting licenses and goodwill and instead, began testing for impairment annually, or when events or changes in circumstances or other conditions suggest impairment may have occurred. Our annual impairment testing is performed for assets owned as of October 1. Impairment exists when the carrying value of these assets exceeds its respective fair value. When the carrying value exceeds fair value, an impairment amount is charged to operations for the excess.

Valuation of Broadcasting Licenses

We utilize the services of a third-party valuation firm to provide independent analysis when evaluating the fair value of our broadcasting licenses and goodwill. The testing for broadcasting licenses is performed at the unit of accounting level as determined by EITF 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets.” In our case, each unit of accounting is a clustering of radio stations into one geographical market. We use the income approach to value broadcasting licenses, which involves a 10-year model that incorporates several variables, including, but not limited to: (1) estimated discounted cash flows of a hypothetical market participant; (2) estimated radio market revenue and growth projections; (3) estimated market share and revenue for the hypothetical participant; (4) likely media competition within the market; (5) estimated start-up costs and losses incurred in the early years; (6) estimated profit margins and cash flows based on market size and station type; (7) anticipated capital expenditures; (8) probable future terminal values; (9) an effective tax rate assumption; and (10) a discount rate based on the weighted-average cost of capital for the radio broadcast industry. In calculating the discount rate, we considered: (1) the cost of equity, which includes estimates of the risk-free return, the long-term market return, small stock risk premiums and industry beta; (2) the cost of debt, which includes estimates for corporate borrowing rates and tax rates; and (3) estimated average percentages of equity and debt in capital structures.

Valuation of Goodwill

    The impairment testing of goodwill is performed at the reporting unit level. As of December 31, 2008, we had 21 reporting units, which were comprised of our 16 radio markets and five other business divisions. In testing for the impairment of goodwill, we also use the income approach method. The approach involves a 10-year model with similar variables as described above, except that the discounted cash flows are generally based on the Company’s estimated and projected market share and operational performance for its owned radio markets or other business divisions. We follow a two-step process to evaluate if a potential impairment exists for goodwill. The first step of the process involves estimating the fair value of each reporting unit. If the reporting unit’s fair value is less than its carrying value, a second step is performed as per the guidance of SFAS No. 141, “Business Combinations,” to allocate the fair value of the reporting unit to the individual assets and liabilities of the reporting unit in order to determine the implied fair value of the reporting unit’s goodwill as of the impairment assessment date. Any excess of the carrying value of the goodwill over the implied fair value of the goodwill is written off to reduce the reporting unit’s carrying value to its estimated fair value.

    Given the economic downturn and limited credit environment, which has weakened advertising demand in general, and has led to declining radio industry revenues, reduced growth expectations, deteriorating profits and cash flows, debt downgrades which have raised the cost of capital and fewer sales transactions with lower multiples, we performed an interim impairment test as of August 31, 2008, in addition to the annual impairment test performed as of October 1, 2008. In response to the economic downturn and credit crisis, for our radio reporting units, in our annual October 2008 assessment, we increased the Year 1 radio industry revenue decline from (2.0)% to (8.0)%, which also lowered out year revenue projections and market share. Our projections assume a slight recovery in Year 2, which is fiscal year 2010, with growth rates ranging from 0.3% to 0.5%. Depending on the radio market, the declines in revenues also drove down our profit margins by 100 to 300 basis points, resulting in lower cash flow estimates and terminal values. The current crisis in the credit markets caused us to raise the discount rate used in our annual October 2008 assessment to 10.5%, from the 10.0% used during the interim August 2008 testing.

    Below are key assumptions used in the income approach model for estimating the broadcasting license and goodwill fair values for the interim and annual impairment testing performed August and October 2008, respectively.

Radio Broadcasting Licenses	August 31, 2008	October 1, 2008

Pre-tax impairment charge (In millions)	$ 337.9	$ 51.1

Discount Rate	10.0%	10.5%
Year 1 Revenue Decline Rate	(2.0)%	(8.0)%
Long-term Revenue Growth Rate Range (Years 6 – 10)	1.5% - 2.5%	1.5% - 2.5%
Mature Market Share Range	5.8% - 27.0%	1.2% - 27.0%
Operating Profit Margin Range	34.0% - 50.7%	20.0% - 50.7%

Goodwill (Radio Market Reporting Units)	August 31, 2008	October 1, 2008

Pre-tax impairment charge recorded (In millions)	$ -	$ 31.0

Discount Rate	10.0%	10.5%
Year 1 Revenue Decline Rate	(2.0)%	(8.0)%
Long-term Revenue Growth Rate Range (Years 6 – 10)	1.5% - 2.5%	1.5% - 2.5%
Mature Market Share Range	5.2% - 24.0%	1.1% - 23.0%
Operating Profit Margin Range	15.0% - 61.0%	18.0% - 60.0%

Below are key assumptions used in the income approach model for estimating the fair value for a radio syndication reporting unit for the annual October 2007 and 2008 assessments. When compared to the discount rates used for assessing radio market reporting units, the higher discount rate of 14.0% used in this assessment reflects a premium for a riskier and more broad media business, with a heavier concentration and significant amount of programming content related intangible assets that are highly dependent on a certain on-air personality. No impairment indicators existed for this unit throughout 2008 to warrant interim testing.

Goodwill (Radio Syndication Reporting Unit)	October 1, 2007	October 1, 2008

Pre-tax impairment charge (In millions)	$ -	$ -

Discount Rate	14.0%	14.0%
Year 1 Revenue Growth Rate	5.2%	5.9%
Long-term Revenue Growth Rate (Years 6 – 10)	3.0%	2.5%
Operating Profit Margin Range	26.4 - 38.2%	27.2% - 31.3%

The above two goodwill tables reflect key valuation assumptions used for the 17 reporting units in our radio broadcasting segment. Of the remaining four reporting units, only CCI had any goodwill as of December 31, 2008. CCI was not tested for impairment in 2008, as we were still finalizing the purchase price accounting for this April 2008 acquisition during the fourth quarter of 2008.

Sensitivity Analysis

    We believe both the estimates and assumptions we utilized when assessing the potential for impairment are individually and in aggregate reasonable; however, our assumptions are highly judgmental in nature. Further, there are inherent uncertainties related to these assumptions and our judgment in applying them to the impairment analysis. While we believe we have made reasonable estimates and assumptions to calculate the fair values, changes in any one assumption or a combination of assumptions, or changes in certain events or circumstances (including uncontrollable events and circumstances resulting from continued deterioration in the economy) could require us to assess recoverability of broadcasting licenses and goodwill prior to our next annual assessment, and could result in changes to our estimated fair values and further write-downs to the carrying values of these assets. Impairment charges are non-cash in nature, and as with past impairment charges, any future impairment charges will not impact our cash needs or liquidity or our bank covenant compliance.

As of December 31, 2007, we had a total goodwill carrying value of approximately $146.2 million across 16 of our then 20 reporting units. During 2008, we created a new reporting unit for the CCI acquisition and recorded goodwill appropriately, we recorded additional goodwill in an existing reporting unit for the WPRS-FM acquisition, and we recorded an impairment charge in six of our reporting units for approximately $31.0 million. The 2008 impairment charges recorded eliminated goodwill in its entirety for four reporting units, leaving a total goodwill carrying value of approximately $137.1 million across 13 of our 21 reporting units as of December 31, 2008. Twelve of the 13 reporting units were tested for impairment as part of our annual 2008 assessment. The remaining reporting unit was CCI, which was not tested for impairment, as we were still finalizing the purchase price accounting for this April 2008 acquisition during the fourth quarter of 2008. The below table indicates the long-term cash flow growth rates assumed in our impairment testing and the long-term cash flow growth/decline rates that would result in additional goodwill impairment charges in the 12 reporting units tested. For five of the reporting units, given each of their significant fair value over carrying value excess, any future goodwill impairment is not likely. However, should our estimates and assumptions for assessing the fair values of the remaining seven reporting units with goodwill worsen to reflect the below or lower cash flow growth/decline rates, additional goodwill impairments may be warranted in the future.

Reporting Unit	2008 Long-Term Cash Flow Growth Rate Used	Long-Term Cash Flow Growth/Decline Rate That Would Result in Additional Goodwill Impairment (a)
Reporting Unit 2	2.5%	Impairment not likely
Reporting Unit 6	1.5%	Impairment not likely
Reporting Unit 11	2.0%	Impairment not likely
Reporting Unit 12	2.0%	Impairment not likely
Reporting Unit 16	2.5%	Impairment not likely
Reporting Unit 14	2.5%	1.8%
Reporting Unit 1	2.5%	(0.9)%
Reporting Unit 10	2.5%	(0.9)%
Reporting Unit 5	1.5%	(4.3)%
Reporting Unit 13	2.0%	(4.8)%
Reporting Unit 19	2.5%	(5.8)%
Reporting Unit 7	1.5%	(6.2)%

(a)
The long-term cash flow growth/decline rate that would result in additional goodwill impairment applies only to further goodwill impairment and not to any future license impairment that would result from lowering the long-term cash flow growth rates used.

      Several of the licenses in our units of accounting have no or limited excess of fair values over their respective carrying values. Per the table below, as of December 31, 2008, we appraised the radio broadcasting licenses at a fair value of approximately $961.4 million, which was in excess of the $763.7 million carrying value by $197.7 million, or 25.9%. The fair values of the licenses exceeded the carrying values of the licenses for seven of the 16 units of accounting, and have a fair value cushion of 57.8%. The fair values equaled the carrying values for the remaining nine units of accounting. Should our estimates, assumptions, or events or circumstances for any upcoming valuations worsen in the units with no or limited fair value cushion, additional license impairments may be needed in the future.

	Radio Broadcasting Licenses
		As of
	December 31, 2008	October 1, 2008		Excess
Accounting Unit (a)	Carrying Values ("CV")	Fair Values ("FV")	FV vs. CV	% FV Over CV
	(In thousands)

Unit of Accounting 3	$1,290	$2,076	$786	60.9%
Unit of Accounting 9	34,270	47,032	12,762	37.2%
Unit of Accounting 8	75,441	76,431	990	1.3%
Unit of Accounting 2	3,063	79,662	76,599	2500.8%
Unit of Accounting 12	81,534	90,609	9,075	11.1%
Unit of Accounting 1	93,394	114,738	21,344	22.9%
Unit of Accounting 16	52,988	129,127	76,139	143.7%
Subtotal - Units of Accounting where FV > CV	341,980	539,675	197,695	57.8%

Nine Units of Accounting where FV = CV	421,677	421,677	-	-

Total	$763,657	$961,352	$197,695	25.9%

(a)	The units of accounting are not disclosed on a specific market basis so as to not make publicly available sensitive information that could be competitively harmful to the Company.

     The following table presents a sensitivity analysis showing the impact on our impairment testing resulting from: (1) a 1% or 100 basis point decrease in industry growth rates; (2) a 1% or 100 basis point decrease in net cash flows; (3) a 1% or 100 basis point increase in the discount rate; and (3) both a 5% and 10% reduction in the fair values of broadcasting licenses and reporting units.

	Hypothetical Increase in the
	Recorded Impairment Charge
	For the Year Ended December 31, 2008
	Broadcasting Licenses	Goodwill
	(In millions)

Pre-tax impairment charge recorded:	$389.0	$31.0

Hypothetical Change for Radio Market Reporting Units:

A 100 basis point decrease in radio industry growth rates	$106.1	$-
A 100 basis point decrease in net cash flows	$62.3	$-
A 100 basis point increase in the applicable discount rate	$122.1	$-
A 5% reduction in the fair value of broadcasting licenses and	$75.1	$-
reporting units
A 10% reduction in the fair value of broadcasting licenses	$100.0	$-
and reporting units

Hypothetical Change for Radio Syndication Reporting Unit:

A 100 basis point decrease in net cash flows	Not applicable	$-
A 100 basis point increase in the applicable discount rate	Not applicable	$-
A 5% reduction in the fair value of the reporting unit	Not applicable	$-
A 10% reduction in the fair value of the reporting unit	Not applicable	$-

7.   Please substantially revise your executive compensation disclosure [on page 40] in compliance with Item 402 of Regulation S-K.  While we have issue specific comments below, please further review your disclosure, taking into account the following resources:

•	Final Rule: Executive Compensation and Related Party Disclosure, Release No. 33-8732A (August 29, 2006);

•	Interim Final Rules: Executive Compensation Disclosure, Release No. 33-8765 (December 22, 2006);

•	Staff Observations in the Review of Executive Compensation Disclosure (October 8, 2007); and

•	Regulation S-K Compliance and Disclosure Interpretations .

[Proxy Letter Comment 2.]

Response: See Appendix A for a fully revised Compensation Disclosure and Analysis Section (“CD&A”) which will be included in the Company's amended Proxy Statement.

8.  Please provide the disclosure required by Item 407(e)(4) and (5) of Regulation S-K.  See Item 11 of Form 10-K.

Response: The below language was included in the Preliminary Proxy Statement and is included in the revised CD&A attached as Appendix A to be included in the Company's amended Proxy Statement.

Compensation Committee Interlocks and Insider Participation

    During the last completed fiscal year, which ended on December 31, 2008, the compensation committee was comprised of Terry L. Jones, D. Geoffrey Armstrong and Brian W. McNeill.   None of those members is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any entity that employed any member of the Company’s compensation committee or Board of Directors.  Mr. Jones is the President of Syndicated Communications, Inc.  For a description of relationships between Radio One and Syndicated Communications, Inc., see “Certain Relationships and Related Transactions.”

The following was included in the Preliminary Proxy Statement and will be included in the definitive filing:

COMPENSATION COMMITTEE REPORT

    This report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any of Radio One’s filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

    Director Terry L. Jones was the Chairperson and directors Brian W. McNeill and D. Geoffrey Armstrong served on the compensation committee.  The compensation committee has reviewed the performance of the executive officers of Radio One, Inc. and approved their 2008 compensation, including salary and cash and equity bonus amounts.  The compensation committee also has reviewed and discussed the Compensation Discussion and Analysis for the fiscal year ended December 31, 2008, with the management of Radio One. Based on its review and discussion, the compensation committee recommends that this Compensation Discussion and Analysis be included in Radio One’s proxy statement relating to the 2009 annual meeting of shareholders.

Respectfully submitted,

Compensation Committee:

Terry L. Jones, Chairman
Brian W. McNeill
D. Geoffrey Armstrong

9.  We note your disclosure on page 40 discussing the peer group of radio broadcasting companies used in determining the competitiveness of your executive compensation.  In addition, we note your disclosure that the compensation committee may further review compensation practices of other “publicly held businesses with a scope and complexity similar to ours.”  It appears that the compensation committee uses the compensation data from these companies for benchmarking purposes.  If so, you must identify the companies used.  For the purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all benchmarked companies.  [Proxy Letter Comment 3.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “Process” to be included in the Company's amended Proxy Statement.

     The Compensation Committee (the "Committee") uses judgment and discretion rather than relying solely on formulaic results. The Committee considers a number of qualitative and quantitative factors, including the competitive market for executives, the level and types of compensation paid to executive officers in similar positions by comparable companies, performance in the context of the economic environment relative to other companies, vision and ability to create further growth,  the ability to lead others and an evaluation of Radio One’s financial and operational performance.  We review the compensation paid to executives at other comparable media companies as a reference point for determining the competitiveness of our executive compensation and to determine a competitive range of compensation observed in the marketplace.  For 2008, our peer group of radio broadcasting companies included Citadel Broadcasting Corporation, Cox Radio, Inc., Emmis Communications Corp., Entercom Communications Corp. and Saga Communications, Inc.   The major compensation elements that may be examined in that analysis could include: base salary; actual total cash compensation (base salary plus annual bonus); and total direct compensation (base salary plus annual bonus plus the expected value of long-term incentives). In addition, given the diversity of our business, the Committee may review the compensation practices at companies with which it competes for talent, including television, cable, film, online, software and other publicly held businesses with a scope and complexity similar to ours.  However, the Committee does not attempt to benchmark or set each compensation element for its named executive officers within a particular range or percentile related to levels provided by industry peers.  Rather, the Committee uses market comparisons as one factor in making compensation decisions and to understand current compensation trends and practices in the marketplace. Other factors considered when making individual executive compensation decisions include individual contribution and performance, reporting structure, internal pay relationships, complexity and importance of roles and responsibilities, leadership and growth potential.

10. Please identify the outside benefits consulting firm the compensation committee retained and discuss the consultant’s role in the compensation-setting practices and decisions.  [Proxy Letter Comment 4.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “Process” to be included in the Company's amended Proxy Statement.

The Committee meets periodically throughout the year.  In addition, members of the Committee discuss compensation matters with our CEO and CFO and among themselves informally outside of meetings.    The CEO may make recommendations to the Committee concerning the amount and form of compensation to all named executive officers.  In establishing the compensation levels for Radio One’s Chairperson and CEO, the Committee itself engaged the services of Pearl Meyers & Partners, LLC, a nationally recognized compensation consultant (“Pearl Meyers”) and outside counsel to ensure compliance with its fiduciary duties. The Committee uses its compensation consultant to provide advice that will assist in the continual development and evaluation of compensation policies and the Committee’s determinations of compensation awards. The role of the outside consultant is to provide a broader market view, access to data and independent, third-party advice and expertise in executive compensation issues.  The outside consultant, however, is not consulted by the Committee on all executive compensation issues or all aspects of any particular issue, but is used as the Committee deems appropriate.

11.  We note that you entered into new employment agreements with Ms. Hughes, Mr. Liggins and Mr. Thompson in 2008.  Please discuss in more detail how and why the compensation committee determined to pay the amount of each element of compensation under the new employment agreements. For example:

•
Explain how the increase of 72.7% and 69.3% of Ms. Hughes’ and Mr. Liggins’ base salaries for 2008 “reflect current market compensation for comparable positions paid by other companies in the radio broadcast industry.” In this regard, disclose the identities of the benchmarked companies and explain specifically how the salaries paid to Ms. Hughes and Mr. Liggins are comparable.  In general, discuss how the compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation.

•
Similar to the bullet point above, explain in detail how the compensation committee determined that Mr. Liggins’ base salary for the last three years was below market compensation.  Discuss how the compensation committee decided upon the amount of the $4.8 million “make-whole” payment.  Further, discuss why the compensation committee decided to make this make-whole payment in 2008.

•	Discuss why Mr. Liggins’ received a "signing bonus" of $1 million.

•	Discuss why Mr. Thompson’s discretionary cash bonus after 2008 will be determined by the CEO rather than the compensation committee.

[Proxy Letter Comment 5.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “2008 Base and Other Compensation Decisions” to be included in the Company's amended Proxy Statement.

2008 Base and Other Compensation Decisions

Compensation to Chairperson and Founder

    On April 16, 2008, the Company entered into a three (3) year employment agreement with Catherine L. Hughes, the Company’s Chairperson and Founder Advisor.  Ms. Hughes’ employment agreement provides for an annual base salary of $750,000 that may be increased in the discretion of the Committee.  Ms. Hughes is also eligible for an annual incentive bonus to be awarded in the sole discretion of the Committee, up to a maximum of $250,000.  In determining the Chairperson and Founding Advisor’s base compensation and bonus potential, the Committee consulted with Pearl Meyers and considered a variety of factors including Ms. Hughes' contributions as a spokesperson and the “public face” of Radio One, her unique stature within the African-American community, her ability to draw artists, entertainers and political figures to the various Radio One properties and her continuing contributions to the Company and its subsidiaries as both a radio and media personality.  In addition, the Committee noted that the Chairperson is active in the Company’s strategic leadership including leading, coordinating and organizing community events and discussions on issues affecting the industry or the African-American community.  In determining to increase the Chairperson’s base salary from approximately $450,000 in 2007 to $750,000 in 2008, the Committee noted that Ms. Hughes’ base compensation had remained effectively flat since 2002, with only cost of living adjustments.  The Committee further considered that the Chairperson’s previous compensation did not take into account her current more dynamic role as both a business advisor and as a media personality.  In comparing the base compensation paid to Ms. Hughes versus other industry executives, the Committee once again noted Ms. Hughes’ more dynamic role and determined that Ms. Hughes was a unique Company asset and uniquely situated in her role with the Company.

    In conjunction with her employment agreement, the Chairperson was granted options to purchase 600,000 shares of Class D common stock as well as 150,000 restricted shares of Class D common stock.  These options and restricted shares were awarded under the 1999 Stock Plan.  Both grants will vest ratably annually over the life of the three year employment agreement or alternatively, fully in the event of a Change of Control of the Company (as defined in the 1999 Stock Plan).   The Committee determined the number of incentive awards granted to the Chairperson in the manner described above in the section titled “Principal Components of Executive Compensation, Long-term Incentives.”

Compensation to Chief Executive Officer

Background

    The CEO’s prior employment agreement expired in April 2005.  Between that time and April 2008, given the shift in media spend over the past several years, the Company has diversified, and continues to diversify, its business to become a multi-media content provider to the African-American consumer.   The Company’s media portfolio now includes our interest in TV One, our 51% interest in Reach Media, our acquisition of Giant Magazine, and, most recently, our acquisition of Community Connect Inc.   Mr. Liggins was the chief architect of this diversification, and was the founding visionary of TV One, individually formulating the concept and taking the lead in bringing the concept into existence.  Against this backdrop and looking to the future, the Board and the Committee determined that Mr. Liggins is both a unique asset and uniquely situated to lead Radio One into the future.

     In the early part of 2006, Mr. Liggins and the Committee began negotiating a new employment agreement.  The Committee engaged the services of Pearl Meyers to assist and advise the Committee with its deliberations with respect to overall compensation for the CEO.  The Committee’s focus was twofold:  First, it sought to structure incentives designed to maximize overall shareholder value in the context of the Company’s diversification strategy.  Second, it sought to cure past compensation arrangements the results of which the Committee deemed punitive to Mr. Liggins.  With input from Pearl Meyers and outside counsel, the Committee considered publicly available data concerning compensation programs offered by peer companies.  The Committee did not attempt to benchmark or set any compensation element for the CEO within a particular range related to levels provided by industry peers. Rather, the Committee used market comparisons as one factor in making its compensation decision.  In reviewing these comparables, the Committee analyzed the complexity and diversity of the business models of these peers, as well as the contributions of the executives responsible for the creation, operation and strategic oversight of those models.  The process was both dynamic and vigorous, with the Committee meeting numerous times, having multiple discussions and reviewing various proposals before approving the final compensation package.

Base Salary, “Signing Bonus” and Performance Bonus

On April 16, 2008, the Company entered into a three (3) year employment agreement with Mr. Liggins.  The employment agreement provides for an annual base salary of $980,000 that may be increased in the discretion of the Committee.   Mr. Liggins also received a $1,000,000 “signing bonus” which served as a retroactive compensation adjustment as it was determined that the CEO was underpaid for the three years prior to execution of the 2008 employment agreement, which determination was based on the data and determinations described above.  Under the terms of his employment agreement, the CEO’s bonus award has two components.  The first component, equaling 50% of the award, is based on the achievement of the pre-established individual and Company performance goals, as determined by the Committee in consultation with the CEO.  The performance goals for the CEO for 2008 are discussed in more detail in the section below regarding 2008 individual performance reviews and performance-based annual bonus decisions. The second component, equaling the balance of the award, is determined at the discretion of the Committee.  The CEO’s bonus award may not in the aggregate exceed his annual base salary. The bonus is typically paid in the first quarter of the year following the year for which the bonus is earned, if applicable.

As noted above, in setting compensation for executives, including the CEO, the Committee reviewed the compensation paid to executives at other comparable media companies as a reference point for determining the competitiveness of our executive compensation and to obtain a general understanding of current compensation practices within the industry.  For the purposes of this analysis, the peer radio broadcasting companies were Citadel Broadcasting Corporation, Cox Radio, Inc., Emmis Communications Corp., Entercom Communications Corp. and Saga Communications, Inc. (the “Peer Group”).   The Committee used publicly available data (such as data filed with the SEC in proxy statements) for market comparisons as one factor in making compensation decisions.  For example, the Committee reviewed total annual compensation paid to executives at the Peer Group companies and contrasted that to the total annual compensation opportunities made available to the CEO.  Other factors the Committee considered in setting the base salary for the CEO’s new employment agreement were the complexity of the Company’s multi-media platform, the CEO’s contributions to the Company’s diversification strategy and Mr. Liggins’ unique influence within the urban entertainment sector.  Considering all of these factors, the Committee determined that the CEO’s annual base salary of $980,000 reflected current market compensation for comparable positions paid by other companies in the radio broadcast industry and that retroactive compensation was warranted in the form of the $1,000,000 “signing bonus” to remedy past underpayments of base salary.

“Make-Whole Payment”

In 2008, in addition to his compensation for such year, the Company paid a “make-whole” payment of $4,800,000, which is included in the annual bonus payments in the Summary Compensation Table.  In 2001, the Company loaned funds to Mr. Liggins, all of the proceeds of which were used to purchase shares of the Company’s stock.  The loan accrued interest at the then applicable market rate, not at a discounted rate.   Over the term of the loan, Mr. Liggins paid the Company approximately $4,500,000 in cash as accrued interest on the loan.  Over that same four year period, Mr. Liggins’ total compensation was slightly over $4,000,000.  The Committee determined that the out-of-pocket interest payments resulted in Mr. Liggins in effect working for a net negative compensation over that period.  After consideration of the unique circumstances concerning that loan arrangement, the Committee deemed the end result of this particular arrangement, when viewed in hindsight, as having been punitive to the CEO, a result that had not been the intent of the Board in structuring the loan.  Therefore, the make-whole payment was designed to reimburse Mr. Liggins for the interest paid to the Company under the terms of the loan arrangement.  Understanding that the make-whole payment represented a significant cash outlay, the Committee structured it in a manner to permit deferment in order to meet the Company's cash flow needs and to maintain debt covenant compliance.  The Committee believes this compensation element provided an appropriate remedy for the unintended consequences of a loan/stock purchase arrangement which had as its original purpose to incent and reward Mr. Liggins' performance.

TV One Award

Under the terms of his employment agreement, Mr. Liggins is eligible to receive an amount equal to eight percent (8%) of any proceeds from distributions or other liquidity events in excess of the return of the Company’s aggregate investment in TV One (the “TV One Award”).  The Company’s obligation to pay the TV One Award will be triggered (i) only after the Company’s recovery of the aggregate amount of its capital contribution in TV One and (ii) only upon actual receipt of (A) distributions of cash or marketable securities or (B) proceeds from a liquidity event with respect to the Company’s membership interest in TV One.

Mr. Liggins was granted the TV One award in recognition of his contributions in founding TV One on behalf of the Company.  TV One was the brainchild of Mr. Liggins in the late 1990’s and it would not exist today if it were not for his vision, initiative  and efforts.  Starting with TV One, Mr. Liggins effectively directed Radio One’s diversification strategy years before the onset of the decline experienced in recent years in the core radio business. The Committee and the Board believed then and continue to believe that it was appropriate to reward Mr. Liggins for his vision, his full contribution of that vision and ideas to the Company’s diversification strategy, and his efforts in bringing the vision not only to fruition, but to a viable state through the partnerships and distribution deals with Comcast and DIRECTV.

Long-Term Incentive Award

In conjunction with his new employment agreement, the CEO was granted options to purchase 1,150,000 shares of Class D common stock as well as 300,000 restricted shares of Class D common stock.  The grants vest ratably annually over the life of the CEO’s three year employment agreement or alternatively, fully in the event of a Change of Control of the Company (as defined in the 1999 Stock Plan).   The Committee determined the number of incentive awards granted to the CEO in the manner described above in the section entitled “Principal Components of Executive Compensation, Long-term Incentives.”

Compensation to Chief Financial Officer

On August 6, 2007, the Company announced that Scott R. Royster, the Company’s former CFO, would leave Radio One effective December 31, 2007.  Immediately after the announcement, the Company hired an executive search firm and began a search for a new CFO.   During the Company’s search for a new CFO, management interviewed multiple candidates and evaluated their qualifications and compensation proposals.  During this period, Peter D. Thompson was employed by the Company as its Executive Vice President of Business Development.  Ultimately, it was decided that Mr. Thompson was the best qualified candidate for the CFO position.  Having  reviewed compensation proposals from candidates active in the marketplace and that had interviewed with the Company, the CEO proposed an offer for Mr. Thompson’s employment as CFO to the Committee.  Taking into account the compensation of the former CFO and noting that the proposal was within the range of proposals made by similarly experienced candidates, the Committee approved the proposal and the making of an offer to Mr. Thompson to serve as the Company’s new CFO.  Mr. Thompson serves as CFO under an agreement that provides for a base salary of $375,000, and which is subject to an annual increase of not less than 3%.  The agreement also provided for a 2008 discretionary cash bonus in an amount not to exceed $75,000; however, given the extraordinary effects the current global financial and economic crisis, the unprecedented market conditions, overall operational performance in 2008 and the continued uncertainty with respect to operational performance in 2009,  Mr. Thompson was not paid such bonus for fiscal year 2008.  Effective January 1, 2009, Mr. Thompson  is eligible to receive discretionary bonus compensation in an amount to be determined by the CEO upon performance that satisfies certain criteria as determined by the CEO.  While the CEO determines the amount of bonus compensation and performance criteria, the CEO submits such determination to the Committee for final approval.   This approach was taken to promote internal pay equity among the CFO and the other named executive officers.

On March 31, 2008, in connection with his appointment as CFO, Mr. Thompson was granted 75,000 shares of restricted stock and options for another 75,000 shares of Class D common stock, all to vest ratably annually over the three year term of the agreement.   The Committee determined the number of incentive awards granted to the CFO in the manner described above in the section titled “Principal Components of Executive Compensation, Long-term Incentives.”

•	Discuss who and why the compensation committee awarded the amount of stock options and restricted stock awards to Ms. Hughes, Mr. Liggins and Mr. Thompson.

Response: The below language is included in the revised CD&A attached as Appendix A in the  Section “Principal Components of Executive Compensation,” subsection “Long-term Incentives” to be included in the Company's amended Proxy Statement.

Under the 1999 Stock Plan, the Committee could award stock options or grant restricted stock to any executive officer or other eligible participants under the 1999 Stock Plan, on its own initiative or at the recommendation of management.   The Committee determines the number of incentive awards granted to our named executive officers on an individual, discretionary basis.  The level of long-term incentive compensation generally is determined with consideration given to total compensation provided to named executive officers, publicly available market data on total compensation packages, the value of long-term incentive grants at peer companies, total stockholder return, stockholder dilution and input from the CEO.

12.  We note that cash bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives.  Please disclose, for each named executive officer, the target payouts, the performance goal targets and the threshold levels for each performance goal. Also, disclose the extent to which the individual and company performance goals were met.  [Proxy Letter Comment 6.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “2008 Individual Performance Reviews and Performance-Based Annual Bonus Decisions” to be included in the Company's amended Proxy Statement.

Performance Criteria for the CEO.  The Committee establishes the bonus level for the CEO.  Under the terms of his new employment agreement, the CEO’s bonus award has two components.  The first component, equaling 50% of the award, is based on the achievement of pre-established individual and Company performance goals, as determined by the Committee in consultation with the CEO (the “Performance Goals Portion”).  The second component, equaling the balance of the award, is determined at the discretion of the Committee.   For calendar year 2008, the elements and allocations of the Performance Goals Portion were as follows: (i) Company consolidated performance as measured by performance against budgeted revenue, expenses and cash flow - allocation equaled 15%; (ii) total shareholder return of the Company’s stock as compared to total shareholder return at the Peer Group companies - allocation equaled 15%; (iii) balance sheet management measured by compliance with bank covenants, resource allocation, asset dispositions, stock buy backs and debt retirement - allocation equaled 20%; (iv) TV One performance measured by budgeted revenue, and achievement of breakeven status - allocation equaled 25%; and (v) interactive group performance measured by budgeted revenue, expenses and cash flow - allocation equaled 25%.

       Performance Criteria for the CFO.  For calendar year 2008, the CFO’s performance criteria was essentially the same as that of the CEO.  In addition, the CFO had the following goals: (i) complete a review and assessment of the structure of the finance department; (ii) negotiate and successfully close the Community Connect Inc. acquisition; (iii) monitor financial results of Interactive One and track the division against the approved budget plan; (iv) develop strategy and plans for long-term financing needs; and (v) execution on other directives from the Board and CEO.

Performance Criteria for the President, Radio Division ("PRD").  Performance metrics and allocations for the PRD’s performance bonus were as follows for calendar year 2008: (i) Market share growth - allocation equaled 45%; (ii) achievement of budgeted revenue - allocation equaled 10%; (iii) achievement of budgeted operating profit - allocation equaled 10%; (iv) achievement of budgeted expenses – allocation equaled 5%; and (v) programming/ratings achievement - allocation equaled 30%.   Other factors that could be considered in the PRD’s final bonus determination were: (i) execution of the Black America Study; (ii) recruitment and retention of key talent and employees; (iii) progress on revenue goals for radio station websites; and (iv) execution on other directives from the Board and CEO.

2008 Performance-Based Annual Bonus Decisions

In making final 2008 performance-based annual bonus decisions, the Committee considered named executive officer performance against the applicable performance criteria.  In considering the above-described performance criteria for the CEO, CFO and PRD, the Committee made the following observations in determining performance-based bonus compensation:

(i)       The Company’s 2008 operating performance versus our 2008 business plan.  In this regard, the Committee recognized that while a number of the plan objectives were not achieved, the 2008 advertising market was far weaker than expected, which created a more difficult operating environment.  Specifically, our 2008 business plan was based upon an assumption of flat market revenue growth compared to an actual market revenue decline of 8.8% in the markets in which we operate.  In this context the Committee noted that our revenue decline of 6.1%, bettered the performance of our peers by 270 basis points in the markets in which we operate.  This was indicative of a market share gain of 20 basis points. The Committee further noted that in measuring the Company’s consolidated performance as measured by performance against budgeted revenue, expenses and cash flow, only the Company’s budgeted expense target was met.

(ii)      The Committee considered that for 2008 our total shareholder return failed to exceed that of the Peer Group.  Specifically, the total shareholder returns of our Class A and Class D common stock were declines of 81% and 91%, respectively, compared to a decline of 76% for the Peer Group. In considering the stock performance, the Committee also considered the current listing status of the Company’s Class A and Class D common stock and the notifications the Company received from the NASDAQ Stock Market considering the possibility of delisting.

(iii)     The Committee considered that for 2008, despite unprecedented market conditions, we were able to maintain compliance with the financial covenants contained in our credit facility.  Specifically, as of December 31, 2008, the Company’s Senior Secured Leverage Ratio (as defined under our credit facilities) was 3.38x versus a covenant maximum of 4.0x, the Company’s Total Leverage Ratio (as defined under our credit facilities) was 6.14x versus a covenant maximum of 7.25x and the Company’s Interest Coverage Ratio (as defined under our credit facilities) was 1.92x versus a covenant minimum of 1.75x.

(iv)      Consideration was given to balance sheet management in light of the difficult economic conditions of 2008.  It was noted that the Company finished 2008 with total debt of approximately $675.2 million, down from approximately $815.5 million at year end 2007.  The Committee also noted the Company’s repurchase of $196.0 million of Company debt at an average discount of 38.4%.  The Committee determined that these opportunistic actions substantially increased the amount of capacity that the Company had under its bank covenants.

(v)         The Committee considered the Company’s initiatives to enhance shareholder value including our repurchase during fiscal year 2008 of 20.5 million shares of Company stock for approximately $12.1 million, at an average price per share of $0.59.

(vi)       The Committee considered our strategic initiatives including: (a) our sale of KRBV-FM, in Los Angeles, California for $137.5 million; (b) our acquisition of WPRS-FM in the Washington, DC market, for $38.0 million; and (c) the launch of a new scheduling and ratings verification system in our Houston market.

(vii)      The Committee considered actions taken towards driving long-term shareholder value and propelling the Company towards its multi-media strategy, including: (a) the acquisition of Community Connect Inc.; (b) the performance of new and enhanced brands (including TV One, Interactive One, Hello Beautiful, GIANT Magazine and The Urban Daily); (c) leadership by means of increased training and key hires and promotions; and (d) industry initiatives and leadership.

(viii)      With respect to the performance of TV One, the Committee noted that the company’s budgeted revenue was achieved in full as was the company’s break-even point for profitability.

(ix)         With respect to the performance of Interactive One, the Committee noted that while the division achieved only 87% of budgeted revenue, expenses were approximately $4,000,000 better than budget and cash flow losses were approximately $2,000,000 better than budget.

While considering each of the above observations, and each of the named executive’s respective performance against applicable performance criteria, and upon recommendation of the CEO, the Committee determined that given the extraordinary effects of the current global financial and economic crisis, the unprecedented market conditions, overall operational performance in 2008 and the continued uncertainty with respect to operational performance in 2009, except in certain limited circumstances mandated by contract or by pre-established compensation plans rewarding certain employees for revenue generation or achieving certain ratings goals, annual bonuses would not be paid on a Company-wide basis.   While this determination does not preclude payment of performance-based annual bonuses in the normal course in future years, the determination did preclude the payment of performance based bonuses for calendar year 2008 to all named executive officers; however, Mr. Mayo earned a performance-based bonus for fiscal year 2008 in the amount of $5,000 that will be paid during fiscal year 2010.

13.  It is unclear from your disclosure in the third, fourth and fifth paragraphs of page 41 if the pricing of stock options can occur after the stock options are granted.  If so, clearly state that this can occur.  In addition, disclose the grant date of stock options granted to Ms. Hughes, Mr. Liggins and Mr. Thompson, the price of your common stock on the grant date, the date that the stock options were priced and the price of your common stock on the date the stock options were priced.  [Proxy Letter Comment 7.]

Response: The below language is included in the revised CD&A attached as Appendix A in the  Section “Principal Components of Executive Compensation,” subsection “Long-term Incentives” to be included in the Company's amended Proxy Statement.

      In accordance with our Stock Plan Administration Procedures, as approved by the Committee, the grant date and pricing date for awards approved by the Committee to named executive officers (other than a company wide grant) is the next monthly grant date immediately following the meeting of the Committee at which the awards were approved.  Under our Stock Plan Administration Procedures, monthly grant dates are generally defined as the fifth day of each month, or the next NASDAQ trading day in the event the fifth day is not a business day.  For example, if the Committee approved an award at any time between September 5, 2009 and October 4, 2009, the applicable monthly grant date would be October 5, 2009, and, thus, the grant date and pricing date would be October 5, 2009.  If the Committee approved an award at any time between October 5, 2009 and November 4, 2009, the applicable monthly grant date would be November 5, 2009, and, thus, the grant date and pricing date would be November 5, 2009.  However, it is also our practice in granting options or stock awards to wait for the release of any material non-public information and settlement of that information in the marketplace.  Thus, for example, if the Committee approved an award at any time between September 5, 2009 and October 4, 2009 and it was determined that material non-public information existed, the grant date for the awards would be delayed until November 5, 2009, assuming the information in question was communicated to the marketplace prior to such date.  The Stock Plan Administration Procedures, as approved by the Committee, would remain in effect under any new stock plan.

14.  Please briefly summarize the definition of “cause” and “good reason” as used in the agreements described in [the Post termination and Change in Control Benefits] section [on page 41].  [Proxy Letter Comment 8.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “Post-Termination and Change in Control Benefits” to be included in the Company's amended Proxy Statement.

Under Ms. Hughes and Mr. Liggins employment agreements the terms “cause” and “good reason” are defined generally as follows:

“Cause” means (i) the commission by the executive of a felony, fraud, embezzlement or an act of serious, criminal moral turpitude which, in case of any of the foregoing, in the good faith judgment of the Board, is likely to cause material harm to the business of the Company and the Company affiliates, taken as a whole, provided, that in the absence of a conviction or plea of nolo contendere, the Company will have the burden of proving the commission of such act by clear and convincing evidence, (ii) the commission of an act by the executive constituting material financial dishonesty against the Company or any Company affiliate, provided, that in the absence of a conviction or plea of nolo contendere, the Company will have the burden of proving the commission of such act by a preponderance of the evidence, (iii) the repeated refusal by the executive to use his reasonable and diligent efforts to follow the lawful and reasonable directives  of the Board, or (iv) the executive’s willful gross neglect in carrying out his material duties and responsibilities under the agreement, provided, that unless the Board reasonably determines that a breach described in clause (iii) or (iv) is not curable, the executive will, be given written notice of such breach and will be given an opportunity to cure such breach to the reasonable satisfaction of the Board within thirty (30) days of receipt of such written notice.

“Good Reason” shall be deemed to exist if, without the express written consent of the executive, (a) the executive’s rate of annual base salary is reduced, (b) the executive suffers a substantial reduction in his title, duties or responsibilities, (c) the Company fails to pay the executive’s annual base salary when due or to pay any other material amount due to the executive hereunder within five (5) days of written notice from the executive, (d) the Company materially breaches the agreement and fails to correct such breach within thirty (30) days after receiving the executive’s demand that it remedy the breach, or (e) the Company fails to obtain a satisfactory written agreement from any successor to assume and agree to perform the agreement, which successor the executive reasonably concludes is capable of performing the Company’s financial obligations under this Agreement.

The foregoing summaries of the definitions of “cause” and “good reason” are qualified in their entirety by reference to the actual terms of the employment agreements filed with that certain Form 8-K filed April 18, 2008.

15.  We note that you do not provide the Grants of Plan-Based Awards table set forth in Item 402(d) of Regulation S-K.  We also note several grants of options and restricted stock to your named executive officers in 2008, including the following:

•	A grant of 75,000 shares of restricted stock and options for 75,000 shares to Mr. Thompson on March 31, 2008;

•	A grant of options to purchase 600,000 shares of Class D common stock and 150,000 restricted shares of Class D common stock to Ms. Hughes in April 2008; and

•	A grant of options to purchase 1,150,000 shares of Class D common stock and 300,000 restricted shares of Class D common stock to Mr. Liggins in April 2008.

Please disclose the required information about these grants in the table set forth in Item 402(d) of Regulation S-K.  [Proxy Letter Comment 9.]

Response:   The Company has revised the disclosure in the 2008 Grant of Plan-Based Awards table in an Amended Proxy Statement as follows:

2008 Grants of Plan-Based Awards
Name	Grant Date	Action Date	Stock Awards #	Option Awards #	Exercise Price of Option Awards $	Grant Date Fair Value of Stock and Option Awards $

Catherine L. Hughes	6/5/2008	4/15/2008	150,000			211,500
	6/5/2008	4/15/2008		600,000	1.41	388,873

Alfred C. Liggins, III	6/5/2008	4/15/2008	300,000			423,000
	6/5/2008	4/15/2008		1,150,000	1.41	845,250

Peter D. Thompson	6/5/2008	3/31/2008	75,000			105,750
	6/5/2008	3/31/2008		75,000	1.41	55,125

16.  We note that you do not provide a table of options exercise and stock vested as set forth in Item 402(g) of Regulation S-K.  Although you disclose on page 42 that there were no option exercises in 2008 by the named executive officers, you disclose in the third paragraph on page 41 that Mr. Mayo received a grant of 50,000 restricted shares of Class D common stock in 2007 that appears to have partially vested on August 5, 2008.  If any shares of restricted stock vested during 2008, provide the options exercises and stock vested table set forth in Item 402(g) of Regulation S-K.  [Proxy Letter Comment 10.]

Response:  The Company has revised the disclosure in the 2008 Stock Vested table as follows:

	2008 Stock Vested
	Stock Awards
Name	Number of Shares Aquired on Vesting #	Value Realized on Vesting $

Barry A. Mayo	25,000	21,750

17.  As required by Item 402(c)(1) of Regulation S-K, [on page 42] please disclose in the summary compensation table the compensation of the named executive officers for each of the last three completed fiscal years. [Proxy Letter Comment 11.]

Response:  The Company will revise the disclosure in an amended Proxy Statement as follows:

EXECUTIVE COMPENSATION (1)

The following table sets forth the total compensation for each of the named executive officers for the years ended December 31, 2008, 2007 and 2006:

Name and Principal Position	Year	Salary $	Bonus (2) $	Stock Awards (3) $	Option Awards (3) $	Non-Equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation $		Total $

Catherine L. Hughes - Chairperson	2008	709,795	159,030	40,939	75,273	0	24,000	29,626	(4)	1,038,663
	2007	403,800	159,030	0	0	0	24,000	15,422	(4)	602,252
	2006	389,700	190,000	0	0	0	28,000	35,874	(4)	643,574

Alfred C. Liggins, III - CEO	2008	846,271	6,420,000	81,878	153,521	0	0	76,376	(5)	7,578,046
	2007	575,370	468,720	0	0	0	0	62,815	(5)	1,106,905
	2006	551,250	560,000	0	0	0	0	75,302	(5)	1,186,552

Peter D. Thompson - CFO (6)	2008	361,607	20,000	25,096	13,082	0	0	6,000	(7)	425,785
	2007	61,538	15,000	0	0	0	0	0		76,538
	2006	0	0	0	0	0	0	0		0

Scott R. Royster - Former CFO (8)	2008	452,678	3,234,146	0	0	0	0	0		3,686,824
	2007	431,800	146,475	0	0	0	0	0		578,275
	2006	413,700	175,000	0	290,055	0	0	0		878,755

Barry A. Mayo - President, Radio Division (9)	2008	500,000	0	101,389	52,822	0	0	0		654,211
	2007	182,500	0	38,368	19,989	0	0	0		240,857
	2006	0	0	0	0	0	0	0		0

Linda J. Vilardo - CAO	2008	445,145	2,151,475	0	0	0	0	0		2,596,620
	2007	431,800	146,475	0	0	0	0	0		578,275
	2006	413,700	175,000	0	277,969	0	0	0		866,669

Mary Catherine Sneed - Former COO (10)	2008	0	0	0	0	0	0	0		0
	2007	0	0	0	0	0	0	0		0
	2006	255,910	175,000	0	277,969	0	0	0		708,879

Zemira Jones - Former VP Operations (11)	2008	0	0	0	0	0	0	0		0
	2007	370,780	25,465	0	0	0	0	0		396,245
	2006	341,250	24,721	0	92,388	0	0	0		458,359

1.
Except for grants to Ms. Hughes, Mr. Liggins and Mr. Thompson, there were no stock awards, non-equity incentive plan compensation or option grants to executive officers during 2008.  Ms. Hughes was granted options to purchase 600,000 shares of Class D stock and 150,000 restricted shares of Class D stock upon execution of her new employment agreement in April 2008. Mr. Liggins was granted options to purchase 1,150,000 shares of Class D stock, 300,000 restricted shares of Class D stock and the ability to receive an award amount equal to 8% of any proceeds from distributions or other liquidity events in excess of the return of the Company’s aggregate investment in TV One upon execution of his new employment agreement in April 2008. Mr. Thompson was granted options to purchase 75,000 shares of Class D stock and 75,000 restricted shares of Class D stock upon execution of his employment agreement in March 2008.   Except for grants to Barry Mayo, there were no stock awards, non-equity incentive plan compensation or option grants to executive officers in 2007. Mr. Mayo was granted options to purchase 50,000 shares of Class D common stock and 50,000 shares of Class D common stock upon his employment with the Company. There were no stock awards, non-equity incentive plan compensation or option grants to executive officers in 2006.  The Company does not provide a defined benefit pension plan and there were no above-market or preferential earnings on deferred compensation.

2.
Bonuses were paid the year subsequent to being earned.  For 2008, Mr. Liggins’ aggregate bonus amount includes (i) a $1,000,000 “signing bonus” and (ii) a “make-whole” bonus of $4,800,000, both paid in connection with Mr. Liggins’ 2008 employment agreement. Mr. Royster’s 2008 aggregate bonus amount includes a $3,087,671 retention bonus paid in July 2008, pursuant to his  employment agreement. Ms. Vilardo’s 2008 aggregate bonus amount includes a $2,000,000 retention bonus paid in November 2008, pursuant to her previous employment agreement.

3.
The dollar amount recognized for financial statement purposes in accordance with SFAS No. 123(R), "Shared-based Payment," for the fair value of options and restricted stock granted.  These values are based on  assumptions described in Note 11 to Company’s consolidated financial statements in its 2008 Annual Report on Form 10-K/A and in Note 11 and 12 to Company’s consolidated financial statements in its 2007 and 2006 Annual Report on Form 10-K, respectively. Mr. Royster’s and Mr. Jones’ options were forfeited in 2008. Ms. Sneed’s options were forfeited in 2006.

4.
For 2008 and 2007, for company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $1,999 and $1,999 and $27,626 and $13,423, respectively.  For 2006, for driver and company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $11,635 and $24,239.

5.	For 2008, 2007 and 2006, for financial services and administrative support provided to Mr. Liggins in the amounts of $76,376, $62,315 and $75,302, respectively.

6.	Served as Executive Vice President of Business Development through February 19, 2008 and began as CFO on February 20, 2008.

7.	For company automobile provided to Mr. Thompson.

8.	Served as CFO through December 31, 2007.

9.	Began as President, Radio Division on August 6, 2007.

10.	Served as Chief Operating Officer through June 30, 2006.

11.	Served as Vice President of Operations through March 3, 2008.

18.  We note your disclosure in footnote two to the 2008 bonus column that 2007 annual bonuses were paid in 2008.  Please disclose amounts awarded as bonus and amounts awarded under non-equity incentive plans in the year earned rather than in the year paid.  For example, bonuses earned in 2007 and paid in 2008, should be reflected in the table as compensation paid for fiscal year 2007.  [Proxy Letter Comment 12.]

Response:  Please see response to Comment 17 above.

19.  We note that you do not disclose amounts under the “Stock Based Awards” column for 2008; however, we note disclosure about various stock options and stock awards in footnote one to the summary compensation table on page 40 of your compensation discussion and analysis.  Please provide disclosure under separate columns entitled “Stock Awards” and “option Awards” of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.  Also, footnote disclosure of the assumptions made in the valuation by reference to a discussion of those assumptions in the company’s financial statement, footnotes to the financial statements or a discussion in the management’s discussion and analysis.  Provide the  disclosure for all three fiscal years reported in the summary compensation table.  [Proxy Letter Comment 13.]

Response:  Please see response to Comment 17 above.

20.  Under “All Other Compensation,” please disclose in a footnote the value of each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that named executive officer.  [Proxy Letter Comment 14.]

Response:  Please see response to Comment 17 above.

21.  Please confirm that no named executive officer earned above market or preferential earnings on nonqualified deferred compensation.  [Proxy Letter Comment 15.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “Other Benefits and Perquisites” subsection Deferred Compensation to be included in the Company's amended Proxy Statement.

No named executive officer earns above-market or preferential earnings on nonqualified deferred compensation.

22.  Please provide the information about outstanding stock awards in the format set forth in Item 402(f)(1) of Regulation S-K, disclosing the information required by Item 402(f)(2)(vii) through (x).  [Proxy Letter Comment 16.]

Response: Information required under Item 402(t)(1) of Regulation S-K was included as part of its 2008 year end report on Form 10-K/A except for Market Value of Shares that have not vested.  Equity Incentive Plan Awards columns are not applicable for the Company. The following table to be included in the Company’s Amended Proxy Statement reflects the Market Value of Shares that have not vested:

	Outstanding Equity Awards at 2008 Fiscal Year-End

	Name		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options/Restricted Stock (#) not Exercisable
						Option Exercise	Option	Market Value
			Class A	Class D	Class D	Price ($)	Expiration Date	Restricted/Unvested

	Catherine L. Hughes	(1)			150,000	-		$33,000
					600,000	1.41	6/5/2018

	Alfred C. Liggins, III	(2)		1,500,000		14.80	8/10/2014
					1,150,000	1.41	6/5/2018
					300,000	-		$66,000

	Barry A. Mayo	(3)		25,000	25,000	4.05	8/6/2017
					25,000	-		$5,500

	Linda J. Vilardo		7,799			7.78	5/5/2009
				55,654		8.11	5/5/2009

	Peter D. Thompson	(4)			75,000	1.41	6/5/2018
					75,000	-		$16,500

(1)	50,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011. 200,000 options vest on April 15, 2009, April 15, 2010 and April 15, 2011.
(2)	100,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011. 383,333 options vest on April 15, 2009, April 15, 2010 and April 15, 2011.
(3)	25,000 shares vest on August 6, 2009. 25,000 options vest on August 6, 2009.
(4)	25,000 shares vest on February 19, 2009, February 19, 2010 and February 19, 2011. 25,000 options vest on February 19, 2009, February 19, 2010 and February 19, 2011.

23.  Please provide footnote disclosure of the vesting dates of options and stock awards held at fiscal year end.  [Proxy Letter Comment 17.]

Response:  Information concerning the vesting dates of options and stock awards held at fiscal year end is included in the footnotes to the outstanding equity awards at fiscal year end table to be included in the Company's amended Proxy Statement and provided in response to Comment 22.

24.  Please provide the required disclosure by Item 402(i)(3) of Regulation S-K.  [Proxy Letter Comment 18.]

Response: The disclosure required by Item 402(i)(3) of Regulation S-K was included on page 41 of the Form 10-K/A in the Section titled “Other Benefits and Perquisites” subsection Deferred Compensation.  This language will also be included in the Company’s amended Proxy Statement.

Deferred Compensation.  We have a deferred compensation plan that allows Catherine L. Hughes, our Chairperson, to defer compensation on a voluntary, non-tax qualified basis. Under the plan, she may defer up to a specified amount of her base salary and bonus until death, disability, retirement or termination. The amount owed to her as deferred compensation is an unfunded and unsecured general obligation of our Company.  Deferred amounts accrue interest based upon the return earned on an investment account with a designated brokerage firm established by Radio One.

25.  [In the Potential Payments upon Termination or Change in Control Section], please quantify all the estimated payments and benefits that would be provided upon each covered instance.  For example, provide quantified disclosure of the unvested equity awards that will become fully exercisable immediately upon a change in control, which you disclose on page 41.  Also, quantify the welfare benefits that Ms. Hughes and Mr. Liggins would receive pursuant to their employment agreements.  In addition, explain why amounts are not disclosed in the “Medical and Dental” rows in the table.  [Proxy Letter Comment 19.]

Response:  The Company will revise the disclosure as follows:

Potential Payments upon Termination or Change of Control

	Resignation of Officer Upon Change in Control		Termination w/o Cause or Upon Change of Control or Resignation for Good Reason	Termination for Cause or Resignation w/o Good Reason, Death or Disability
Executive Benefits and Payments Upon Termination for Catherine L. Hughes
Base Salary/Severance		$2,250,000	$750,000	n/a
Medical, Dental and Vision		n/a	6,900	n/a
Unvested Portion of Stock Awards		33,000	33,000	n/a
Total		$2,283,000	$789,900
Executive Benefits and Payments Upon Termination for Alfred C. Liggins
Base Salary/Severance		$2,940,000	$980,000	n/a
Medical, Dental and Vision		n/a	11,100	n/a
Unvested Portion of Stock Awards		66,000	66,000	n/a
Total		$3,006,000	$1,057,100
Executive Benefits and Payments Upon Termination for Peter D. Thompson
Base Salary/Severance	$	n/a	$93,750	n/a
Medical, Dental and Vision		n/a	n/a	n/a
Unvested Portion of Stock Awards		16,500	16,500	n/a
Total		$16,500	$110,250
Executive Benefits and Payments Upon Termination for Barry A. Mayo
Base Salary/Severance	$	n/a	$300,000	n/a
Medical, Dental and Vision		n/a	n/a	n/a
Unvested Portion of Stock Awards		5,500	5,500	n/a
Total		$5,500	$305,500

(a) Mr. Thompson’s employment agreement does not explicitly provide for the immediate vesting of unvested stock awards upon a Change of Control (as defined in the Company’s Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan). However, in the event of a Change of Control, under the terms of the Company’s Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan, the Compensation Committee may provide, in its discretion, that any unvested portion of stock awards shall become immediately vested.

26.  To the extent applicable, [in the 2008 Director Compensation Table], please provide disclosure under separate columns entitled “Stock Awards” and “stock Options” of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. Also provide footnote disclosure of the assumptions made in the valuation by reference to a discussion of those assumptions in the company’s financial statement, footnotes to the financial statements or a discussion in the management’s discussion and analysis.   [Proxy Letter Comment 20.]

Response:  The Company will revise the disclosure in an amended Proxy Statement to include the following table:

		2008 Director Compensation

	Name	Fees Earned or Paid in Cash $	(1)	Option Awards $	(1) (2)	Total $

	Terry L. Jones	24,500		3,420		27,920

	Brian W. McNeill	18,000		3,420		21,420

	B. Doyle Mitchell, Jr.	17,000		3,420		20,420

	D. Geoffrey Armstrong	25,500		3,420		28,920

	Ronald E. Blaylock	18,000		3,420		21,420

(1)
The dollar amount recognized for financial statement reporting purposes in 2008 in accordance with SFAS No. 123 (R). These values are based on assumptions described in Note 11 to the Company's consolidated financial statements in its 2008 Form 10-K/A.

(2)	The Option Award grant date fair value was $13,032 and 17,730 options were outstanding as of December 31, 2008.

27.  For each director, disclose by footnote to the stock awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.  Also, disclose by footnote the aggregate number of stock awards and the aggregate number of options awards outstanding at fiscal year end for each director. [Proxy Letter Comment 21.]

Response:  Please see response to Comment 26 above.

28.  Please discuss why non-employee directors received options to purchase 17,730 shares of Class D common stock in 2008.  Explain whether the company has a policy or standard compensation arrangement with respect to the granting of option awards to its directors.  [Proxy Letter Comment 22.]

Response: The below language is included in the revised CD&A attached as Appendix A in the Section titled “Directors’ Fees” to be included in the Company’s amended Proxy Statement.

Our non-employee directors each receive an annual retainer of $20,000 which is paid in equal installments on a quarterly basis. In addition, they receive $1,000 for each board meeting attended, and are reimbursed for all out-of-pocket expenses related to meetings attended.  Non-employee directors serving as chairperson of a committee of the board of directors receive an extra $10,000 per annum.  Pursuant to the Company’s Policy for Granting Stock Options and Restricted Stock Awards, as adopted by the Committee, on an annual basis on the grant date immediately after each annual stockholders’ meeting, each non-employee directors also receives a n award of stock options in an amount as determined by the Committee (the “Non-Employee Director Annual Award”).   The grant date for the Non-Employee Director Annual Award is the fifth day of the month following the date of the annual stockholder meeting.  If the Committee does not make a determination as to the size of the Non-Employee Director Annual Award, each non-employee director automatically receives an award of options to purchase that number of shares that would have a fair market value of $25,000.00 on the grant date (the “Automatic Non-Employee Director Award”).  Under this policy, in 2008, each of our non-officer directors received an Automatic Non-Employee Director Award of options to purchase 17,730 shares of Class D common stock.   The number of shares was determined by dividing $1.41, the closing share price of our Class D common on June 5, 2008, into $25,000. Our officers who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of Radio One.

29.  Please disclose the duration of each employment agreement.  [Proxy Letter Comment 23.]

Response: Employment agreement durations have been included in the revised CD&A attached as Appendix A in the Section title “Employment Agreements” to be included in the Company’s amended Proxy Statement.

30.  To provide context to [Security Ownership of Beneficial Owners and Management] table, please briefly describe the material terms of each class of your common stock, such as voting rights and conversion rights.  In addition, please add columns to the table showing the total economic interest and total voting power for each beneficial holder. [Proxy Letter Comment 1.]

Response: The below language will accompany the Security Ownership of Beneficial Owners and Management table to be included in the Company’s amended Proxy Statement.

       The Company has four classes of common stock, Class A, Class B, Class C and Class D. Generally, except as summarized below, the shares of each class are identical in all respects and entitle the holders thereof to the same rights and privileges. However, with respect to voting rights, each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to ten votes. The holders of Class C and Class D common stock are not entitled to vote on any matters. The holders of Class A common stock can convert such shares into shares of Class C or Class D common stock. Subject to certain limitations, the holders of Class B common stock can convert such shares into shares of Class A common stock. The holders of Class C common stock can convert such shares into shares of Class A common stock. The holders of Class D common stock have no such conversion rights.

       We disclose the voting power for members of management and the board of directors on page 6 of the preliminary Proxy statement. We also noted on page 14 that we are a “controlled company” under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the Board and Secretary, and Alfred C. Liggins, III, our CEO and President. We will add columns to the Security Ownership of Certain Beneficial Owners and Management table showing total economic interest and total voting power for each beneficial holder in the Company’s amended Proxy Statement.

31.  Please discuss whether your arrangements with Music One are subject to your policies and procedures for the review, approval or ratification of related party transactions and, if so, whether such review and approval was conducted.  Discuss how the terms of the transactions between the Company and Music One are determined and whether you believe such terms are no less favorable than term generally available to a third party.  File as exhibits your agreements with Music One, such as your agreement to provide office space and administrative services to Music One, or tell us why you believe you are not required to file them under Item 601(b)(10)(ii)(A) of Regulation S-K. [Proxy Letter Comment 24.]

Response: As noted in the preliminary Proxy Statement, the Company’s CEO and Chairperson own a music company called Music One, Inc. (“Music One”). The Company sometimes engages in promoting the recorded music product of Music One and Radio One also provides office space and certain administrative services to Music One. All of Radio One’s activities with Music One qualify and are treated as related party transactions and are subject to our policies and procedures for the review, approval or ratification of related party transactions. The most significant of the transactions with Music One has been the provision of office space and administrative services on a month-to-month basis to Music One (the “Office Space Transaction”).  The Office Space Transaction has been in effect since January 2005 and has had a value to the Company of $104,000, $65,000, $30,000, and $40,000 in 2005, 2006, 2007 and 2008, respectively.

All transactions between Radio One and Music One are conducted at cost and all expenses associated with the transactions are passed through at actual costs.  Costs associated with office space on behalf of Music One are calculated based on square footage used by Music One multiplied by Radio One’s actual per square foot lease costs for the appropriate time period.  Administrative services are calculated based on the approximate hours provided by each Radio One employee to Music One multiplied by such employee’s applicable hourly rate and related benefit allocation.  Based on the cross-promotional nature of the activities provided by Music One and received by the Company, we believe that this methodology of passing through the actual costs incurred is fair and reflect terms no less favorable than terms generally available to a third-party.  Since 2005, in no fiscal year has the amount of any particular transaction exceeded $120,000. Disclosure of the transactions was required under Item 404(a) of Regulation S-K in 2006 as the value of the Office Space Transaction was in excess of $60,000.  While disclosure of the Office Space Transaction was not required under Item 404(a) beginning in 2007 (with the amendment increasing the threshold for  disclosure to $120,000), we opted for continued disclosure given the related party nature of the transactions and the SEC’s previous guidance that such transactions should be disclosed for three years.

No formal written agreement exists between Radio One, Inc. and Music One for the Office Space Transaction. However, as noted in our preliminary Proxy Statement in the opening language of the Section entitled “Certain Relationships and Related Party Transactions”:

We review all transactions and relationships in which Radio One and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.  In addition, our Code of Ethics requires our directors, executive officers and principal financial officers to report to the board or the audit committee any situation that could be perceived as a conflict of interest.  Once a related person transaction has been identified, the board of directors may appoint a special committee of the board of directors to review and, if appropriate, approve such transaction.  The special committee will consider the material facts, such as the nature of the related person’s interest in the transaction, the terms of the transaction, the importance of the transaction to the related person and to us, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, and other matters it deems appropriate.  As required under the SEC rules, we disclose in the proxy statement related party transactions that are directly or indirectly material to us or a related person.

In accordance with such policy, a special committee of the Board of Directors (that does not include the Chairperson or the CEO) reviews and approves all transactions between the Company and Music One.  Related party transactions are also disclosed to and approved by the Audit Committee each year in connection with the Audit Committee’s review and approval of the Company’s annual report on Form 10-K.

No contract (or description of an oral contract) has been filed for the Office Space Transaction because the Company believes such contract is not a material contract of the Company, and, therefore, we do not believe it is necessary to file under Item 601(b)(10)(ii)(A) of Regulation S-K. While the transactions were approved by a special committee due to the related party nature of the transactions, the transactions were deemed immaterial in amount and significance, particularly given the month-to-month nature of the Office Space Transaction.  We believe the material information about the relationship and the related party nature has been disclosed.  As noted above, in no fiscal year has the amount of any particular Office Space Transaction exceeded $120,000.  Beginning in 2007, the determination that the Office Space Transaction was immaterial in amount and significance was based in part on an assessment that disclosure is not required for amounts for transactions not exceeding $120,000 under Item 404(a) of Regulation S-K.  As the transaction would not have warranted disclosure in and of itself under Item 404(a), we deemed it to be immaterial in amount and significance and, thus, not requiring a filing under Item 601(b)(10)(ii)(A) of Regulation S-K

***********************

In connection with the Staff’s comments, the Registrant hereby acknowledges that:

·	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

·	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

·	the Registrant may not assert staff comments as a defense on any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further questions or comments, of if you require any additional information, please do not hesitate to contact the undersigned at 301.429.4638 of by facsimile at 301.306.9426.  Thank you in advance for your consideration.

Very truly yours,

/s/

Peter D. Thompson
Executive Vice President and
Chief Financial Officer
Radio One, Inc.

APPENDIX A

COMPENSATION DISCUSSION AND ANALYSIS

The Company’s compensation committee (for purposes of this discussion, the “Committee”) is appointed by the Board and has responsibility for establishing, implementing and monitoring adherence to the Company’s compensation philosophy. The Committee oversees the compensation of the Company’s executive officers and determines the compensation of the Chairperson and the CEO.  The Committee strives to ensure that the total compensation paid to the Company’s named executive officers is fair, reasonable and competitive and provides an appropriate mix of different compensation elements that find a balance between current versus long-term compensation and cash versus equity incentive compensation.  We are a “controlled company” under the NASDAQ listing rule as more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the Board and Secretary, and Alfred C. Liggins, III, our CEO and President.  While we are therefore not subject to NASDAQ rules that would require us to have a compensation committee composed solely of independent directors, a majority of the members of the Committee are independent directors.  Throughout this discussion, we refer to the individuals who served during calendar year 2008 as the Company’s Chairperson, CEO, Chief Financial Officer (“CFO”), Chief Administrative Officer (“CAO”) and President-Radio Division (“PRD”), as the Company’s “named executive officers.”

Compensation Policies and Philosophy

The overall objective of our compensation plan is to attract, motivate, retain and reward the top-quality management that we need in order to operate successfully and meet our strategic objectives, including our diversification into a broader multi-media company.  To achieve this, we aim to provide a compensation package that is competitive in the markets and industries in which we compete for talent, provides rewards for achieving financial, operational and strategic performance goals and aligns executives’ financial interests with those of our shareholders.

We operate in the intensely competitive media industry, which is characterized by rapidly changing technology, evolving industry standards, frequent introduction of new media services, price and cost competition, limited advertising dollars, and extensive regulation.  We face many aggressive and well-financed competitors.  In this environment, our success depends on attracting and maintaining a leadership team with the integrity, skills, and dedication needed to manage a dynamic organization and the vision to anticipate and respond to future market developments.  We use our executive compensation program to help us achieve this objective. Part of the compensation package, principally the annual salary, benefits and perquisites, is designed to enable us to assemble and retain a group of executives who have the collective and individual experience and abilities necessary to run our business to meet these challenges.  Other parts, principally the annual bonus opportunity and the stock-based awards, are intended to focus these executives on achieving financial results that enhance the value of our stockholders’ investment.  At the same time, the compensation structure is flexible, so that we can meet the changing needs of our business over time and reward executive officers and managers based on the financial performance of operations under their control.

Our compensation packages also take into account the economic and general business conditions at the time in which compensation decisions are made.  While we may adjust and refine our compensation packages as operating conditions change, we believe it is important to maintain consistency in our compensation philosophy and approach.  We recognize that value-creating performance by an executive or group of executives does not always translate immediately into appreciation of our stock price, particularly in periods of industry transformation and/or general economic stress such as the one we are currently experiencing.  Management and the Committee are aware of the impact that industry transformation and the current economic crisis has had on the Company’s stock price, but the Committee intends to continue to reward management performance based on its belief that over time strong operating performance will be reflected through stock price appreciation.  In the context of industry decline, the Committee also believes that performance as measured against the industry in general and relative to the markets in which we operate should be given consideration.  That said, we believe that it is appropriate for certain components of compensation to decline during periods of economic stress, reduced earnings and significantly lower stock prices.  It is in this overall context that we negotiated certain employment arrangements and set 2008 incentive compensation.

Process

The Committee meets periodically throughout the year.  In addition, members of the Committee discuss compensation matters with our CEO and CFO and among themselves informally outside of meetings.    The CEO may make recommendations to the Committee concerning the amount and form of compensation to all named executive officers.  In establishing the compensation levels for Radio One’s Chairperson and CEO, the Committee itself engaged the services of Pearl Meyers & Partners, LLC, a nationally recognized compensation consultant (“Pearl Meyers”) and outside counsel to ensure compliance with its fiduciary duties. The Committee uses its compensation consultant to provide advice that will assist in the continual development and evaluation of compensation policies and the Committee’s determinations of compensation awards. The role of the outside consultant is to provide a broader market view, access to data and independent, third-party advice and expertise in executive compensation issues.  The outside consultant, however, is not consulted by the Committee on all executive compensation issues or all aspects of any particular issue, but is used as the Committee deems appropriate.

The Committee uses judgment and discretion rather than relying solely on formulaic results. The Committee considers a number of qualitative and quantitative factors, including the competitive market for executives, the level and types of compensation paid to executive officers in similar positions by comparable companies, performance in the context of the economic environment relative to other companies, vision and ability to create further growth,  the ability to lead others and an evaluation of Radio One’s financial and operational performance.  We review the compensation paid to executives at other comparable media companies as a reference point for determining the competitiveness of our executive compensation and to determine a competitive range of compensation observed in the marketplace.  For 2008, our peer group of radio broadcasting companies included Citadel Broadcasting Corporation, Cox Radio, Inc., Emmis Communications Corp., Entercom Communications Corp. and Saga Communications Inc.   The major compensation elements that may be examined in that analysis could include: base salary; actual total cash compensation (base salary plus annual bonus); and total direct compensation (base salary plus annual bonus plus the expected value of long-term incentives). In addition, given the diversity of our business, the Committee may review the compensation practices at companies with which it competes for talent, including television, cable, film, online, software and other publicly held businesses with a scope and complexity similar to ours.  However, the Committee does not attempt to benchmark or set each compensation element for its named executive officers within a particular range or percentile related to levels provided by industry peers.  Rather, the Committee uses market comparisons as one factor in making compensation decisions and to understand current compensation trends and practices in the marketplace. Other factors considered when making individual executive compensation decisions include individual contribution and performance, reporting structure, internal pay relationships, complexity and importance of roles and responsibilities, leadership and growth potential.

Principal Components of Executive Compensation

    We seek to achieve our compensation philosophy through three key compensation elements:

•	base salary;

•	a performance-based annual bonus (that constitutes the short-term incentive element of our program), which may be paid in cash, restricted stock shares or a combination of these; and

•
grants of long-term, equity-based compensation (that constitute the long-term incentive element of our program), such as stock options and/or restricted stock shares, which may be subject to time-based and/or performance-based vesting requirements.

The Committee believes that this three-part approach is consistent with programs adopted by similarly situated companies, allows us to stay competitive in our industry and best serves the interests of our stockholders by linking significant components of executive compensation to company performance.  The approach enables us to meet the requirements of the competitive environment in which we operate, while ensuring that named executive officers are compensated in a manner that advances both the short and long-term interests of our stockholders.  Under this approach, compensation for our named executive officers involves a high proportion of pay that is “at risk”, namely, the annual bonus and the value of stock options and restricted stock units.  Stock options and/or restricted stock units relate a significant portion of each named executive officer’s long-term remuneration directly to the stock price appreciation realized by our stockholders.

Base salary.  Our objective with respect to base salary is to pay our executives compensation that is competitive in the marketplace and reflects the level of responsibility and performance of the executive, the executive’s experience and tenure, the scope and complexity of the position, the compensation of the executive compared to the compensation of our other key salaried employees, the compensation paid for comparable positions by other companies in the radio broadcast industry, and the performance of our Company.

Bonus.  Our executives are eligible to receive an annual bonus intended to provide financial incentives for performance and to align the goals and performance of the executive to our overall objectives.  The Committee has significant flexibility in awarding cash bonuses.  The Committee may consider, among other things, year-to-year revenue growth compared to that of the radio industry in general or the markets in which we operate, same station revenue, operating performance versus our business plan, acquisitions and divestitures, employee retention, sales and operating initiatives, and stock price performance compared to the industry peer group.  Bonus recommendations for named executive officers other than the CEO are proposed by the CEO, reviewed, revised when appropriate, and approved by the Committee.  The Committee establishes the bonus level for the CEO.

Long-term Incentives.  We believe that equity ownership by Company executives provides incentive to build stockholder value, aligns the interests of the executives with the interests of stockholders and serves as motivation for long-term performance.  The Company’s equity incentive compensation program is designed to recognize scope of responsibilities, reward demonstrated performance and leadership, align the interests of the named executive with those of our shareowners and retain key employees. We believe that providing grants of stock options and/or restricted stock shares effectively focuses the named executives on delivering long-term value to our shareowners because options only have value to the extent the price of our stock on the date of exercise exceeds the stock price on the grant date, and shares of restricted stock reward and retain the named executive officer by offering them the opportunity to receive shares of stock on the date the restrictions lapse so long as they continue to be employed by the Company.   Until May 5, 2009, stock awards were made pursuant to the Radio One Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan, which was approved by our stockholders (as amended, the “1999 Stock Plan”).  The 1999 Stock Plan expired by its terms on May 5, 2009.  We are proposing to adopt a new stock plan to align the interests of the executives with the interests of stockholders at our 2009 annual stockholders meeting.  The terms of the proposed new stock plan are outlined in Proposal 4 below.

Under the 1999 Stock Plan, the Committee could award stock options or grant restricted stock to any executive officer or other eligible participants under the 1999 Stock Plan, on its own initiative or at the recommendation of management.   The Committee determines the number of incentive awards granted to our named executive officers on an individual, discretionary basis.  The level of long-term incentive compensation generally is determined with consideration given to total compensation provided to named executive officers, publicly available market data on total compensation packages, the value of long-term incentive grants at peer companies, total stockholder return, stockholder dilution and input from the CEO.   In accordance with our Stock Plan Administration Procedures, as approved by the Committee, the grant date and pricing date for awards approved by the Committee to named executive officers (other than a company wide grant) is the next monthly grant date immediately following the meeting of the Committee at which the awards were approved.  Under our Stock Plan Administration Procedures, monthly grant dates are generally defined as the fifth day of each month, or the next NASDAQ trading day in the event the fifth day is not a business day.  For example, if the Committee approved an award at any time between September 5, 2009 and October 4, 2009, the applicable monthly grant date would be October 5, 2009, and, thus, the grant date and pricing date would be October 5, 2009.  If the Committee approved an award at any time between October 5, 2009 and November 4, 2009, the applicable monthly grant date would be November 5, 2009, and, thus, the grant date and pricing date would be November 5, 2009.  However, it is also our practice in granting options or stock awards to wait for the release of any material non-public information and settlement of that information in the marketplace.  Thus, for example, if the Committee approved an award at any time between September 5, 2009 and October 4, 2009 and it was determined that material non-public information existed, the grant date for the awards would be delayed until November 5, 2009, assuming the information in question was communicated to the marketplace prior to such date.  The Stock Plan Administration Procedures, as approved by the Committee, would remain in effect under any new stock plan.

In accordance with the Company’s Stock Plan Administration Procedures, in 2008 the grant date of equity awards (stock options and restricted stock) to the named executive officers occurred on June 5, 2008.  The closing price of shares of the Company’s Class D common stock on that date was $1.41.

When authorized by the Committee to do so, the CEO or CFO may make stock option awards or restricted stock grants to new hires, contractors or consultants and to existing employees on promotion or other change in employee status, in accordance with the Committee’s delegation of authority.  Historically, we have utilized stock options as our primary means of providing long-term incentive compensation. Statement of Financial Accounting Standards (“SFAS”) No. 123(R),  “Share-Based Payment,”  sets forth accounting requirements for share-based compensation to employees using a fair-value based method.  We did not make a company-wide grant of stock options or other equity incentive awards in 2008.

2008 Base and Other Compensation Decisions

Compensation to Chairperson and Founder

 On April 16, 2008, the Company  entered into a three (3) year employment agreement with Catherine L. Hughes, the Company’s Chairperson and Founder.  Ms. Hughes’ employment agreement provides for an annual base salary of $750,000 that may be increased in the discretion of the Committee.  Ms. Hughes is also eligible for an annual incentive bonus to be awarded in the sole discretion of the Committee, up to a maximum of $250,000.  In determining the Chairperson and Founding Advisor’s base compensation and bonus potential, the Committee consulted with Pearl Meyers and considered a variety of factors including Ms. Hughes' contributions as a spokesperson and the “public face” of Radio One, her unique stature within the African-American community, her ability to draw artists, entertainers and political figures to the various Radio One properties and her continuing contributions to the Company and its subsidiaries as both a radio and media personality.  In addition, the Committee noted that the Chairperson is active in the Company’s strategic leadership including leading, coordinating and organizing community events and discussions on issues affecting the industry or the African-American community.  In determining to increase the Chairperson’s base salary from approximately $450,000 in 2007 to $750,000 in 2008, the Committee noted that Ms. Hughes’ base compensation had remained effectively flat since 2002, with only cost of living adjustments.  The Committee further considered that the Chairperson’s previous compensation did not take into account her current more dynamic role as both a business advisor and as a media personality.  In comparing the base compensation paid to Ms. Hughes versus other industry executives, the Committee once again noted Ms. Hughes’ more dynamic role and determined that Ms. Hughes was a unique Company asset and uniquely situated in her role with the Company.

In conjunction with her employment agreement, the Chairperson was granted options to purchase 600,000 shares of Class D common stock as well as 150,000 restricted shares of Class D common stock.  These options and restricted shares were awarded under the 1999 Stock Plan.  Both grants will vest ratably annually over the life of the three year employment agreement or alternatively, fully in the event of a Change of Control of the Company (as defined in the 1999 Stock Plan).   The Committee determined the number of incentive awards granted to the Chairperson in the manner described above in the section titled “Principal Components of Executive Compensation, Long-term Incentives.”

Compensation to Chief Executive Officer

Background

The CEO’s prior employment agreement expired in April 2005.  Between that time and April 2008, given the shift in media spend over the past several years, the Company has diversified, and continues to diversify, its business to become a multi-media content provider to the African-American consumer.   The Company’s media portfolio now includes our interest in TV One, our 51% interest in Reach Media, our acquisition of Giant Magazine, and, most recently, our acquisition of Community Connect Inc.   Mr. Liggins was the chief architect of this diversification, and was the founding visionary of TV One, individually formulating the concept and taking the lead in bringing the concept into existence.  Against this backdrop and looking to the future, the Board and the Committee determined that Mr. Liggins is both a unique asset and uniquely situated to lead Radio One into the future.

In the early part of 2006, Mr. Liggins and the Committee began negotiating a new employment agreement.  The Committee engaged the services of Pearl Meyers to assist and advise the Committee with its deliberations with respect to overall compensation for the CEO.  The Committee’s focus was twofold:  First, it sought to structure incentives designed to maximize overall shareholder value in the context of the Company’s diversification strategy.  Second, it sought to cure past compensation arrangements the results of which the Committee deemed punitive to Mr. Liggins.  With input from Pearl Meyers and outside counsel, the Committee considered publicly available data concerning compensation programs offered by peer companies.  The Committee did not attempt to benchmark or set any compensation element for the CEO within a particular range related to levels provided by industry peers. Rather, the Committee used market comparisons as one factor in making its compensation decision.  In reviewing these comparables, the Committee analyzed the complexity and diversity of the business models of these peers, as well as the contributions of the executives responsible for the creation, operation and strategic oversight of those models.  The process was both dynamic and vigorous, with the Committee meeting numerous times, having multiple discussions and reviewing various proposals before approving the final compensation package.

Base Salary, “Signing Bonus” and Performance Bonus

On April 16, 2008, the Company  entered into a three (3) year employment agreement with Mr. Liggins.  The employment agreement provides for an annual base salary of $980,000 that may be increased in the discretion of the Committee.   Mr. Liggins also received a $1,000,000 “signing bonus” which served as a retroactive compensation adjustment as it was determined that the CEO was underpaid for the three years prior to execution of the 2008 employment agreement, which determination was based on the data and determinations described above.  Under the terms of his employment agreement, the CEO’s bonus award has two components.  The first component, equaling 50% of the award, is based on the achievement of the pre-established individual and Company performance goals, as determined by the Committee in consultation with the CEO.  The performance goals for the CEO for 2008 are discussed in more detail in the section below regarding 2008 individual performance reviews and performance-based annual bonus decisions. The second component, equaling the balance of the award, is determined at the discretion of the Committee.  The CEO’s bonus award may not in the aggregate exceed his annual base salary. The bonus is typically paid in the first quarter of the year following the year for which the bonus is earned, if applicable.

      As noted above, in setting compensation for executives, including the CEO, the Committee reviewed the compensation paid to executives at other comparable media companies as a reference point for determining the competitiveness of our executive compensation and to obtain a general understanding of current compensation practices within the industry.  For the purposes of this analysis, the peer radio broadcasting companies were Citadel Broadcasting Corporation, Cox Radio, Inc., Emmis Communications Corp., Entercom Communications Corp. and Saga Communications, Inc. (the “Peer Group”).   The Committee used publicly available data (such as data filed with the SEC in proxy statements) for market comparisons as one factor in making compensation decisions.  For example, the Committee reviewed total annual compensation paid to executives at the Peer Group companies and contrasted that to the total annual compensation opportunities made available to the CEO.  Other factors the Committee considered in setting the base salary for the CEO’s new employment agreement were the complexity of the Company’s multi-media platform, the CEO’s contributions to the Company’s diversification strategy and Mr. Liggins’ unique influence within the urban entertainment sector.  Considering all of these factors, the Committee determined that the CEO’s annual base salary of $980,000 reflected current market compensation for comparable positions paid by other companies in the radio broadcast industry and that retroactive compensation was warranted in the form of the $1,000,000 “signing bonus” to remedy past underpayments of base salary.

“Make-Whole Payment”

In 2008, in addition to his compensation for such year, the Company paid a “make-whole” payment of $4,800,000, which is included in the annual bonus payments in the Summary Compensation Table.  In 2001, the Company loaned funds to Mr. Liggins, all of the proceeds of which were used to purchase shares of the Company’s stock.  The loan accrued interest at the then applicable market rate, not at a discounted rate.   Over the term of the loan, Mr. Liggins paid the Company approximately $4,500,000 in cash as accrued interest on the loan.  Over that same four year period, Mr. Liggins’ total compensation was slightly over $4,000,000.  The Committee determined that the out-of-pocket interest payments resulted in Mr. Liggins in effect working for a net negative compensation over that period.  After consideration of the unique circumstances concerning that loan arrangement, the Committee deemed the end result of this particular arrangement, when viewed in hindsight, as having been punitive to the CEO, a result that had not been the intent of the Board in structuring the loan.  Therefore, the make-whole payment was designed to reimburse Mr. Liggins for the interest paid to the Company under the terms of the loan arrangement.  Understanding that the make-whole payment represented a significant cash outlay, the Committee structured it in a manner to permit deferment in order to meet the Company's cash flow needs and to maintain debt covenant compliance.  The Committee believes this compensation element provided an appropriate remedy for the unintended consequences of a loan/stock purchase arrangement which had as its original purpose to incent and reward Mr. Liggins' performance.

TV One Award

Under the terms of his employment agreement, Mr. Liggins is eligible to receive an amount equal to eight percent (8%) of any proceeds from distributions or other liquidity events in excess of the return of the Company’s aggregate investment in TV One (the “TV One Award”).  The Company’s obligation to pay the TV One Award will be triggered (i) only after the Company’s recovery of the aggregate amount of its capital contribution in TV One and (ii) only upon actual receipt of (A) distributions of cash or marketable securities or (B) proceeds from a liquidity event with respect to the Company’s membership interest in TV One.

Mr. Liggins was granted the TV One award in recognition of his contributions in founding TV One on behalf of the Company.  TV One was the brainchild of Mr. Liggins in the late 1990’s and it would not exist today if it were not for his vision, initiative  and efforts.  Starting with TV One, Mr. Liggins effectively directed Radio One’s diversification strategy years before the onset of the decline experienced in recent years in the core radio business. The Committee and the Board believed then and continue to believe that it was appropriate to reward Mr. Liggins for his vision, his full contribution of that vision and ideas to the Company’s diversification strategy, and his efforts in bringing the vision not only to fruition, but to a viable state through the partnerships and distribution deals with Comcast and DIRECTV.

Long-Term Incentive Award

In conjunction with his new employment agreement, the CEO was granted options to purchase 1,150,000 shares of Class D common stock as well as 300,000 restricted shares of Class D common stock.  The grants vest ratably annually over the life of the CEO’s three year employment agreement or alternatively, fully in the event of a Change of Control of the Company (as defined in the 1999 Stock Plan).   The Committee determined the number of incentive awards granted to the CEO in the manner described above in the section entitled “Principal Components of Executive Compensation, Long-term Incentives.”

Compensation to Chief Financial Officer

On August 6, 2007, the Company announced that Scott R. Royster, the Company’s former CFO, would leave Radio One effective December 31, 2007.  Immediately after the announcement, the Company hired an executive search firm and began a search for a new CFO.   During the Company’s search for a new CFO, management interviewed multiple candidates and evaluated their qualifications and compensation proposals.  During this period, Peter D. Thompson was employed by the Company as its Executive Vice President of Business Development.  Ultimately, it was decided that Mr. Thompson was the best qualified candidate for the CFO position.  Having  reviewed compensation proposals from candidates active in the marketplace and that had interviewed with the Company, the CEO proposed an offer for Mr. Thompson’s employment as CFO to the Committee.  Taking into account the compensation of the former CFO and noting that the proposal was within the range of proposals made by similarly experienced candidates, the Committee approved the proposal and the making of an offer to Mr. Thompson to serve as the Company’s new CFO.  Mr. Thompson serves as CFO under an agreement that provides for a base salary of $375,000, and which is subject to an annual increase of not less than 3%.  The agreement also provided for a 2008 discretionary cash bonus in an amount not to exceed $75,000; however, given the extraordinary effects the current global financial and economic crisis, the unprecedented market conditions, overall operational performance in 2008 and the continued uncertainty with respect to operational performance in 2009,  Mr. Thompson was not paid such bonus for fiscal year 2008.  Effective January 1, 2009, Mr. Thompson  is eligible to receive discretionary bonus compensation in an amount to be determined by the CEO upon performance that satisfies certain criteria as determined by the CEO.  While the CEO determines the amount of bonus compensation and performance criteria, the CEO submits such determination to the Committee for final approval.   This approach was taken to promote internal pay equity among the CFO and the other named executive officers.

2008 Individual Performance Reviews and Performance-Based Annual Bonus Decisions

Our CEO provides input into the compensation discussion and makes recommendations to the Committee for annual compensation changes and bonuses for the named executive officers and the appropriateness of additional long-term incentive compensation. The CEO considers each executive officer's performance during the year, including accomplishments, areas of strength, and areas for development. The CEO bases his evaluation on his knowledge of each executive officer's performance and an individual self-assessment completed by each executive officer. The CEO also reviews comparable compensation data and makes a recommendation to the committee on base salary, performance-based annual bonus, and equity awards for each executive officer.  The Company’s Vice President of Human Resources reviews the market compensation data to assist with compensation recommendations.  Performance criteria were established for certain other named executive officer as follows for 2008:

Performance Criteria for the CEO.  The Committee establishes the bonus level for the CEO.  Under the terms of his new employment agreement, the CEO’s bonus award has two components.  The first component, equaling 50% of the award, is based on the achievement of pre-established individual and Company performance goals, as determined by the Committee in consultation with the CEO (the “Performance Goals Portion”).  The second component, equaling the balance of the award, is determined at the discretion of the Committee.   For calendar year 2008, the elements and allocations of the Performance Goals Portion were as follows: (i) Company consolidated performance as measured by performance against budgeted revenue, expenses and cash flow - allocation equaled 15%; (ii) total shareholder return of the Company’s stock as compared to total shareholder return at the Peer Group companies - allocation equaled 15%; (iii) balance sheet management measured by compliance with bank covenants, resource allocation, asset dispositions, stock buy backs and debt retirement - allocation equaled 20%; (iv) TV One performance measured by budgeted revenue, and achievement of breakeven status - allocation equaled 25%; and (v) interactive group performance measured by budgeted revenue, expenses and cash flow - allocation equaled 25%.

Performance Criteria for the CFO.  For calendar year 2008, the CFO’s performance criteria was essentially the same as that of the CEO.  In addition, the CFO had the following goals: (i) complete a review and assessment of the structure of the finance department; (ii) negotiate and successfully close the Community Connect Inc. acquisition; (iii) monitor financial results of Interactive One and track the division against the approved budget plan; (iv) develop strategy and plans for long-term financing needs; and (v) execution on other directives from the Board and CEO.

Performance Criteria for the President, Radio Division ("PRD").  Performance metrics and allocations for the PRD’s performance bonus were as follows for calendar year 2008: (i) Market share growth - allocation equaled 45%; (ii) achievement of budgeted revenue - allocation equaled 10%; (iii) achievement of budgeted operating profit - allocation equaled 10%; (iv) achievement of budgeted expenses – allocation equaled 5%; and (v) programming/ratings achievement - allocation equaled 30%.   Other factors that could be considered in the PRD’s final bonus determination were: (i) execution of the Black America Study; (ii) recruitment and retention of key talent and employees; (iii) progress on revenue goals for radio station websites; and (iv) execution on other directives from the Board and CEO.

In making final 2008 performance-based annual bonus decisions, the Committee considered named executive officer performance against the applicable performance criteria.  In considering the above-described performance criteria for the CEO, CFO and PRD, the Committee made the following observations in determining performance-based bonus compensation:

(i)       The Company’s 2008 operating performance versus our 2008 business plan.  In this regard, the Committee recognized that while a number of the plan objectives were not achieved, the 2008 advertising market was far weaker than expected, which created a more difficult operating environment.  Specifically, our 2008 business plan was based upon an assumption of flat market revenue growth compared to an actual market revenue decline of 8.8% in the markets in which we operate.  In this context the Committee noted that our revenue decline of 6.1%, bettered the performance of our peers by 270 basis points in the markets in which we operate.  This was indicative of a market share gain of 20 basis points. The Committee further noted that in measuring the Company’s consolidated performance as measured by performance against budgeted revenue, expenses and cash flow, only the Company’s budgeted expense target was met.

(ii)      The Committee considered that for 2008 our total shareholder return failed to exceed that of the Peer Group.  Specifically, the total shareholder returns of our Class A and Class D common stock were declines of 81% and 91%, respectively, compared to a decline of 76% for the Peer Group. In considering the stock performance, the Committee also considered the current listing status of the Company’s Class A and Class D common stock and the notifications the Company received from the NASDAQ Stock Market considering the possibility of delisting.

(iii)     The Committee considered that for 2008, despite unprecedented market conditions, we were able to maintain compliance with the financial covenants contained in our credit facility.  Specifically, as of December 31, 2008, the Company’s Senior Secured Leverage Ratio (as defined under our credit facilities) was 3.38x versus a covenant maximum of 4.0x, the Company’s Total Leverage Ratio (as defined under our credit facilities) was 6.14x versus a covenant maximum of 7.25x and the Company’s Interest Coverage Ratio (as defined under our credit facilities) was 1.92x versus a covenant minimum of 1.75x.

(iv)      Consideration was given to balance sheet management in light of the difficult economic conditions of 2008.  It was noted that the Company finished 2008 with total debt of approximately $675.2 million, down from approximately $815.5 million at year end 2007.  The Committee also noted the Company’s repurchase of $196.0 million of Company debt at an average discount of 38.4%.  The Committee determined that these opportunistic actions substantially increased the amount of capacity that the Company had under its bank covenants.

(v)         The Committee considered the Company’s initiatives to enhance shareholder value including our repurchase during fiscal year 2008 of 20.5 million shares of Company stock for approximately $12.1 million, at an average price per share of $0.59.

(vi)       The Committee considered our strategic initiatives including: (a) our sale of KRBV-FM, in Los Angeles, California for $137.5 million; (b) our acquisition of WPRS-FM in the Washington, DC market, for $38.0 million; and (c) the launch of a new scheduling and ratings verification system in our Houston market.

(vii)      The Committee considered actions taken towards driving long-term shareholder value and propelling the Company towards its multi-media strategy, including: (a) the acquisition of Community Connect Inc.; (b) the performance of new and enhanced brands (including TV One, Interactive One, Hello Beautiful, GIANT Magazine and The Urban Daily); (c) leadership by means of increased training and key hires and promotions; and (d) industry initiatives and leadership.

(viii)      With respect to the performance of TV One, the Committee noted that the company’s budgeted revenue was achieved in full as was the company’s break-even point for profitability.

(ix)         With respect to the performance of Interactive One, the Committee noted that while the division achieved only 87% of budgeted revenue, expenses were approximately $4,000,000 better than budget and cash flow losses were approximately $2,000,000 better than budget.

While considering each of the above observations, and each of the named executive’s respective performance against applicable performance criteria, and upon recommendation of the CEO, the Committee determined that given the extraordinary effects of the current global financial and economic crisis, the unprecedented market conditions, overall operational performance in 2008 and the continued uncertainty with respect to operational performance in 2009, except in certain limited circumstances mandated by contract or by pre-established compensation plans rewarding certain employees for revenue generation or achieving certain ratings goals, annual bonuses would not be paid on a Company-wide basis.   While this determination does not preclude payment of performance-based annual bonuses in the normal course in future years, the determination did preclude the payment of performance based bonuses for calendar year 2008 to all named executive officers; however, Mr. Mayo earned a performance-based bonus for fiscal year 2008 in the amount of $5,000 that will be paid during fiscal year 2010.

2009 Compensation Changes

In January 2009, the CEO directed the CFO, CAO and the PRD (the “Named Executive Response Team”) to determine appropriate actions to take to provide for the Company’s continued covenant compliance and operational performance given the severity of the decline in the economic environment and the resulting impact upon the Company’s operations.  The Named Executive Response Team, in consultation with other Company executives, determined that the Company should implement a variety of cost savings initiatives in response to the deteriorating economic conditions and as a preemptive measure in response to potential further economic decline.  The Named Executive Response Team recommended Company-wide salary reductions and shorter work weeks in order to provide expense savings and financial flexibility to the Company.  The Named Executive Response Team made this recommendation to the CEO, including a recommendation that all named executive officers participate in a salary reduction program.  The CEO adopted the recommendation and reported to the Committee that all named executive officers would accept salary cuts of seven percent.   Thus, without action by the Committee, each of the named executive officers agreed to waive all contractual rights to any automatic salary increase for 2009 and instead accepted seven percent salary reductions from their 2008 compensation levels until such time as it is determined that such reductions are no longer necessary based on the financial status of the Company.

Employment Agreements

Chairperson.  Catherine L. Hughes, our founder, serves as our Chairperson of the board of directors and Secretary.  Ms. Hughes’ three (3) year employment agreement, dated April 16, 2008, provides for an annual base salary of $750,000 that may be increased at the discretion of the board.  The employment agreement also provides for an annual cash bonus at the discretion of the board up to a maximum of $250,000. Ms. Hughes is also entitled to receive a pro-rata portion of her bonus upon termination due to death or disability.  As noted above, no member of the executive team, including the Chairperson, was paid a performance-based bonus for fiscal year 2008. Ms. Hughes also receives standard retirement, welfare and fringe benefits, as well as vehicle and wireless communication allowances and financial manager services.

President and Chief Executive Officer.  Alfred C. Liggins, III is employed as our President and CEO and is a member of the board of directors. Under the terms of his three (3) year employment agreement dated April 16, 2008, Mr. Liggins receives a base salary of $980,000 which is subject to an annual increase at the discretion of the board of directors.  Mr. Liggins is also eligible for a bonus award up to an amount equal to his base salary and comprised of two components. The first component, equaling 50% of the award, is based on the achievement of pre-established individual and Company performance goals, as determined by the Committee in consultation with Mr. Liggins.  The second component, equaling the balance of the award, is determined at the discretion of the Committee. Mr. Liggins is also entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. The CEO was not paid a performance-based bonus for fiscal year 2008.

In recognition of his contributions in founding TV One on behalf of the Company, Mr. Liggins is also eligible to receive an amount equal to 8% of any dividends paid in respect of the Company’s investment in TV One and 8% of the proceeds of the Company’s investment in TV One (the “TV One Award”).  In both events, the Company’s obligation to pay any portion of the TV One Award is only triggered after the Company’s recovery of the full amount of its cumulative capital contributions to TV One.  Mr. Liggins will only receive the TV One Award upon actual cash distributions or distributions of marketable securities.  Mr. Liggins’ rights to the TV One Award (i) cease if he is terminated for cause or he resigns without good reason and (ii) expire at the end of the term of his employment agreement.  Mr. Liggins also receives standard retirement, welfare and fringe benefits, as well as vehicle and wireless communication allowances and a personal assistant and financial manager services.

Chief Financial Officer.  Peter D. Thompson is employed as Executive Vice President and CFO pursuant to a three (3) year  employment agreement dated March 31, 2008 with the Company. The employment agreement provides for a base salary of $375,000 which is subject to an annual increase of not less than 3%.  The agreement also provides for an annual discretionary cash bonus in an amount not to exceed $75,000 in 2008 and, thereafter, in an amount to be determined by the CEO. Mr. Thompson is also entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. Mr. Thompson was not paid a performance-based bonus for fiscal year 2008. Mr. Thompson also receives standard retirement, welfare and fringe benefits, as well as a vehicle allowance.

President, Radio Division. During 2008, Barry A. Mayo was employed as President, Radio Division pursuant to an employment agreement with the Company. The employment agreement provided for a base salary of $500,000 which was subject to an annual increase of not less than 3%.  The employment agreement also provided for (i) a quarterly bonus not to exceed $25,000 during each quarter Mr. Mayo remains employed with the Company and satisfied certain broadcast revenue flow goals established by the Company and (ii) an annual cash bonus at the discretion of the board of directors.  Mr. Mayo was also entitled to receive a pro-rata portion of his bonus upon termination due to death or disability. Mr. Mayo earned a performance-based bonus for fiscal year 2008 in the amount of $5,000 that will be paid during fiscal year 2010.  Mr. Mayo also received standard retirement, welfare and fringe benefits, as well as a vehicle allowance under the terms of the previous employment agreement.

Effective  August 5, 2009, the Company entered into a new employment agreement with Mr. Mayo, the term of which is through June 6, 2012.  The new employment agreement provides for a base salary of $550,000 effective January 1, 2010, which is subject to an increase of not less than three percent.  The employment agreement also provides for an annual bonus comprised of (i) a cash bonus of up to $100,000 for achieving certain objective metrics and (ii) a cash bonus of up to $100,000 to be paid at the discretion of the board of directors for having achieved satisfactory operating results.  Mr. Mayo is also entitled to receive a pro-rata potion of the bonus upon termination due to death or disability.  Mr. Mayo also receives standard retirement, welfare and fringe benefits, as well, as a vehicle allowance and certain expenses related to his travel to the Company’s corporate headquarters.

Chief Administrative Officer.  Linda J. Vilardo is employed as CAO, Vice President and Assistant Secretary of the Company.  Ms. Vilardo’s employment agreement with the Company expired on October 31, 2008 and Ms. Vilardo is now employed by the Company as an “at-will” employee.  Ms. Vilardo is entitled to participate in all employee benefit programs generally offered to the Company’s employees.  Under Ms. Vilardo’s employment agreement that expired October 31, 2008, if Ms. Vilardo remained employed by Radio One through October 31, 2008, she was entitled to receive a bonus in the amount of $2.0 million. In November 2008, the Company paid Ms. Vilardo the retention bonus pursuant to the terms of her now expired employment agreement. Ms. Vilardo was not paid a performance-based bonus for fiscal year 2008. Ms. Vilardo also receives standard retirement, welfare and fringe benefits.

Post-Termination and Change in Control Benefits

Under the employment agreements that we have entered into with Catherine L. Hughes, Alfred C. Liggins, Peter D. Thompson, and Barry A. Mayo, each executive’s unvested equity awards will become fully exercisable immediately upon a Change of Control (as defined in the Company’s Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan).  Under the terms of her employment agreement, upon termination without cause or for good reason within two years following a change of control, Ms. Hughes will receive an amount equal to three times the sum of (1) her annual base salary and (2) the average of her last three annual incentive bonus payments, in a cash lump sum within five days of such termination, a pro-rated annual bonus for the year of termination, and continued welfare benefits for three years, subject to all applicable federal, state and local deductions. Similarly, under the terms of his employment agreement, upon termination without cause or for good reason within two years following a change of control Mr. Liggins will receive an amount equal to three times the sum of (1) his annual base salary and (2) the average of his last three annual incentive bonus payments, in a cash lump sum within five days of such termination, a pro-rated annual bonus for the year of termination, and continued welfare benefits for three years, subject to all applicable federal, state and local deductions.

Please see the table, titled “Potential Payments upon Termination or Change in Control” on page __ of this proxy statement for quantitative information about the payments that might occur upon various termination events.

Under Ms. Hughes and Mr. Liggins employment agreements the terms “cause” and “good reason” are defined generally as follows:

“Cause” means (i) the commission by the executive of a felony, fraud, embezzlement or an act of serious, criminal moral turpitude which, in case of any of the foregoing, in the good faith judgment of the Board, is likely to cause material harm to the business of the Company and the Company affiliates, taken as a whole, provided, that in the absence of a conviction or plea of nolo contendere, the Company will have the burden of proving the commission of such act by clear and convincing evidence, (ii) the commission of an act by the executive constituting material financial dishonesty against the Company or any Company affiliate, provided, that in the absence of a conviction or plea of nolo contendere, the Company will have the burden of proving the commission of such act by a preponderance of the evidence, (iii) the repeated refusal by the executive to use his reasonable and diligent efforts to follow the lawful and reasonable directives  of the Board, or (iv) the executive’s willful gross neglect in carrying out his material duties and responsibilities under the agreement, provided, that unless the Board reasonably determines that a breach described in clause (iii) or (iv) is not curable, the executive will, be given written notice of such breach and will be given an opportunity to cure such breach to the reasonable satisfaction of the Board within thirty (30) days of receipt of such written notice.

“Good Reason” shall be deemed to exist if, without the express written consent of the executive, (a) the executive’s rate of annual base salary is reduced, (b) the executive suffers a substantial reduction in his title, duties or responsibilities, (c) the Company fails to pay the executive’s annual base salary when due or to pay any other material amount due to the executive hereunder within five (5) days of written notice from the executive, (d) the Company materially breaches the agreement and fails to correct such breach within thirty (30) days after receiving the executive’s demand that it remedy the breach, or (e) the Company fails to obtain a satisfactory written agreement from any successor to assume and agree to perform the agreement, which successor the executive reasonably concludes is capable of performing the Company’s financial obligations under this Agreement.

The foregoing summaries of the definitions of  “cause” and “good reason” are qualified in their entirety by reference to the actual terms of the employment agreements filed with that certain Form 8-K filed April 18, 2008.

 Under the terms of his employment agreement, in the event that Mr. Thompson is terminated other than for cause, provided Mr. Thompson executes a general liability release, the Company will pay Mr. Thompson severance in an amount equal to three month’s base compensation, subject to all applicable federal, state and local deductions.

 Under the terms of his prior employment agreement, in the event that Mr. Mayo is terminated other than for cause, provided Mr. Mayo executes a general liability release, the Company will pay Mr. Mayo severance in the amount of $300,000, subject to all applicable federal, state and local deductions. Under the terms of his new employment agreement, in the event that Mr. Mayo is terminated other than for cause, provided Mr. Mayo executes a general liability release, the Company will pay Mr. Mayo severance in an amount equal to six (6) months’ base compensation, subject to all applicable federal, state and local deductions.

Other Benefits and Perquisites

As part of our competitive compensation package to attract and retain talented employees, we offer retirement, health and other benefits to our employees.  Our named executive officers participate in the same benefit plans as our other salaried employees.  The only benefit programs offered to our named executive officers either exclusively or with terms different from those offered to other eligible employees are the following:

Deferred Compensation.  We have a deferred compensation plan that allows Catherine L. Hughes, our Chairperson, to defer compensation on a voluntary, non-tax qualified basis. Under the plan, she may defer up to a specified amount of her base salary and bonus until death, disability, retirement or termination. The amount owed to her as deferred compensation is an unfunded and unsecured general obligation of our Company. Deferred amounts accrue interest based upon the return earned on an investment account with a designated brokerage firm established by Radio One.  No named executive officer earns above-market or preferential earnings on nonqualified deferred compensation.

Other Perquisites.  We provide few perquisites to our named executive officers. Currently, we provide or reimburse executives for a company automobile, driver and various administrative services including a financial manager and a personal assistant.

We have set forth the incremental cost of providing these benefits and perquisites to our named executives in the 2008 Summary Compensation Table in the “All Other Compensation” column.

401(k) Plan

We adopted a defined contribution 401(k) savings and retirement plan effective August 1, 1994.  In 2009, participants may contribute up to $16,500 of their gross compensation, subject to certain limitations.  Employees age 50 or older can make an additional catch-up contribution of up to $5,500. Effective January 1, 2006, we instituted a match of fifty cents for every dollar an employee contributes up to 6% of the employee’s salary, subject to certain limitations. However, effective January 1, 2008, we indefinitely suspended the matching component of our 401(k) savings and retirement plan.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes limitations upon the federal income tax deductibility of compensation paid to certain named executive officers. On June 4, 2008, the Internal Revenue Service issued Notice 2008-4, which defines the group of named executive officers who are considered covered employees for purposes of Section 162(m) of the Internal Revenue Code. The Notice specifically excludes the chief financial officer from coverage under Section 162(m) and provides that the only individuals who will be considered covered employees are the chief executive officer and the three highest compensated officers (other than the chief executive officer or chief financial officer). Previously, the chief executive officer and the four other highest compensated officers were subject to Section 162(m), and the chief financial officer was not automatically excluded. Under the 162(m) limitations, we may deduct up to $1,000,000 of compensation for such executive officer in any one year or may deduct all compensation, even if over $1,000,000, if we meet certain specified conditions (such as certain performance-based compensation that has been approved by stockholders). As the net cost of compensation, including its deductibility, is weighed by the Committee against many factors in determining executive compensation, the Committee may determine that it is appropriate and in Radio One’s best interest to authorize compensation that is not deductible, whether by reason of Section 162(m) or otherwise.

Directors’ Fees

Our non-employee directors each receive an annual retainer of $20,000 which is paid in equal installments on a quarterly basis. In addition, they receive $1,000 for each board meeting attended, and are reimbursed for all out-of-pocket expenses related to meetings attended.  Non-employee directors serving as chairperson of a committee of the board of directors receive an extra $10,000 per annum.  Pursuant to the Company’s Policy for Granting Stock Options and Restricted Stock Awards, as adopted by the Committee, on an annual basis on the grant date immediately after each annual stockholders’ meeting, each non-employee directors also receives an award of stock options in an amount as determined by the Committee (the “Non-Employee Director Annual Award”).   The  grant date for the Non-Employee Director Annual Award is the fifth day of the month following the date of the annual stockholder meeting.  If the Committee does not make a determination as to the size of the Non-Employee Director Annual Award, each non-employee director automatically receives an award of options to purchase that number of shares that would have a fair market value of $25,000.00 on the grant date (the “Automatic Non-Employee Director Award”).  Under this policy, in  2008, each of our non-officer directors received an Automatic Non-Employee Director Award of options to purchase 17,730 shares of Class D common stock.   The number of shares was determined by dividing $1.41, the closing share price of our Class D common  on June 5, 2008, into $25,000. Our officers who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of Radio One.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, which ended on December 31, 2008, the compensation committee was comprised of Terry L. Jones, D. Geoffrey Armstrong and Brian W. McNeill.   None of those members is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any entity that employed any member of the Company’s compensation committee or Board of Directors.  Mr. Jones is the President of Syndicated Communications, Inc.  For a description of relationships between Radio One and Syndicated Communications, Inc., see “Certain Relationships and Related Transactions.”